    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 30, 1997


                                                      REGISTRATION NO. 333-33643

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                AMENDMENT NO. 2
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                        BEDFORD PROPERTY INVESTORS, INC.
           (Exact name of the Registrant as specified in its charter)

          MARYLAND                  68-0306514
(State of other jurisdiction     (I.R.S. Employer
    of incorporation or        Identification No.)
       organization)

                              270 LAFAYETTE CIRCLE
                          LAFAYETTE, CALIFORNIA 94549
                                 (510) 283-8910
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                         ------------------------------

                                PETER B. BEDFORD
                        BEDFORD PROPERTY INVESTORS, INC.
                              270 LAFAYETTE CIRCLE
                          LAFAYETTE, CALIFORNIA 94549
                                 (510) 283-8910
(Name, address, including zip code, and telephone number, including area code of agent for service)
                         ------------------------------

                                    COPY TO:
                             WILLIAM H. HINMAN, JR.
                              SHEARMAN & STERLING
                             555 CALIFORNIA STREET
                        SAN FRANCISCO, CALIFORNIA 94104
                                 (415) 616-1100
                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------


                        CALCULATION OF REGISTRATION FEE



                                                 AMOUNT            PROPOSED MAXIMUM    PROPOSED MAXIMUM       AMOUNT OF
        TITLE OF EACH CLASS OF                   TO BE              OFFERING PRICE        AGGREGATE          REGISTRATION
     SECURITIES TO BE REGISTERED             REGISTERED(1)           PER SHARE(2)     OFFERING PRICE(1)          FEE
Common Stock, par value $.02 per
  share, offered by the Company.......     20,000,000 Shares          $19.90625          $398,125,000        $120,644(3)
Common Stock, par value $.02 per
  share, offered by the Selling
  Stockholder.........................      4,166,667 Shares          $22.03125          $91,796,882          $27,817(3)



(1) The amount to be registered and the proposed maximum aggregate offering price also include the number and offering price of any shares initially offered or sold outside the United States that are thereafter sold or resold in the United States. Offers and sales of shares outside the United States are being made pursuant to the exemption afforded by Rule 901 of Regulation S and this Registration Statement shall not be deemed effective with respect to such offers and sales.



(2) Estimated solely for the purpose of computing the amount of the registration fee, based on the average of the high and low prices for the Company's Common Stock as reported on the New York Stock Exchange on August 11, 1997 with respect to the 20,000,000 shares previously registered on behalf of the Company and on October 13, 1997 with respect to the 4,166,667 shares registered on behalf of the selling stockholder, both in accordance with Rule 457(c) under the Securities Act of 1933.



(3) Registration fee previously paid by registrant.

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 Subject to Completion, dated October 29, 1997

PROSPECTUS SUPPLEMENT
(To Prospectus dated             , 1997)

                                6,300,000 SHARES

    [LOGO]
              B E D F O R D  P R O P E R T Y  I N V E S T O R S,  I N C.
                                  COMMON STOCK

                                ----------------

    Bedford Property Investors, Inc. (the "Company") is a self-administered and self-managed real estate investment trust ("REIT") engaged in the business of owning, managing, acquiring and developing industrial and suburban office properties proximate to selected metropolitan areas primarily in the Western United States. As of September 30, 1997, the Company owned and operated 63 properties aggregating approximately 5.3 million rentable square feet and comprised of 45 industrial properties, 17 suburban office properties and one retail property. As of September 30, 1997, the Company's properties were approximately 97% occupied by over 400 tenants.

    All of the shares of Common Stock offered hereby are being sold by the Company. The Common Stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol "BED." The last reported sale price of the shares of Common Stock on the New York Stock Exchange on October 29, 1997 was $20 13/16 per share.
                             ---------------------

    AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 5 OF THE ACCOMPANYING PROSPECTUS FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
      THE PROSPECTUS TO WHICH IT RELATES.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                                                                                 UNDERWRITING
                                                              PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                                               PUBLIC           COMMISSIONS(1)         COMPANY(2)
Per Share..............................................           $                    $                    $
Total(3)...............................................           $                    $                    $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $250,000 payable by the Company.

(3) The Company has granted the Underwriters an option to purchase up to an aggregate of 945,000 shares of Common Stock to cover over-allotments. If all of such shares are purchased, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."
                             ---------------------

    The shares of Common Stock offered by this Prospectus Supplement are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the certificates for the shares of Common Stock offered will be made at the
offices of Lehman Brothers Inc., New York, New York on or about           ,
1997.
                             ---------------------

LEHMAN BROTHERS
              BANCAMERICA ROBERTSON STEPHENS
                            SMITH BARNEY INC.
                                           SUTRO & CO. INCORPORATED
           , 1997

                        [Map Showing Property Locations]

                   [Two Charts Showing Portfolio Composition]

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK PRIOR TO THE PRICING OF THE OFFERING FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK AND THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. REFERENCES HEREIN TO THE PERCENTAGE OF A PROPERTY OR PROPERTIES (AS DEFINED BELOW) OCCUPIED ARE CALCULATED BY DIVIDING RENTABLE SQUARE FEET OCCUPIED BY TOTAL RENTABLE SQUARE FEET, UNLESS OTHERWISE INDICATED. UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED. INFORMATION REGARDING SHARES OF COMMON STOCK, UNLESS OTHERWISE INDICATED, IS BASED ON A PER-SHARE MARKET PRICE OF $21 7/16, THE LAST REPORTED SALE PRICE ON THE NEW YORK STOCK EXCHANGE ON OCTOBER 20, 1997. REFERENCES TO THE "COMPANY" IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL BE DEEMED TO INCLUDE THE COMPANY, ITS PREDECESSORS, AND THOSE ENTITIES OF WHICH THE COMPANY HAS CONTROL OR OWNS A MAJORITY OF THE ECONOMIC INTERESTS, UNLESS OTHERWISE INDICATED OR THE CONTEXT INDICATES OTHERWISE. THE OFFERING OF SHARES OF COMMON STOCK PURSUANT TO THIS PROSPECTUS SUPPLEMENT IS REFERRED TO HEREIN AS THE "OFFERING."

    WHEN USED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, THE WORDS "BELIEVES," "ANTICIPATES," "INTENDS," "EXPECTS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, INCLUDING, BUT NOT LIMITED TO, THOSE SET FORTH IN "RISK FACTORS" IN THE ACCOMPANYING PROSPECTUS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF OR THEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS WHICH MAY BE MADE TO REFLECT SUBSEQUENT EVENTS OR CIRCUMSTANCES OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

                                  THE COMPANY

    Bedford Property Investors, Inc. is a self-administered and self-managed equity REIT engaged in the business of owning, managing, acquiring and developing industrial and suburban office properties proximate to selected metropolitan areas primarily in the Western United States. As of September 30, 1997, the Company owned and operated, either directly or through one of its wholly-owned subsidiaries, 63 properties aggregating approximately 5.3 million rentable square feet and comprised of 45 industrial properties (the "Industrial Properties"), 17 suburban office properties (the "Suburban Office Properties") and one retail property (the "Retail Property"). The Industrial Properties, the Suburban Office Properties and the Retail Property are hereinafter referred to individually as a "Property" and collectively as the "Properties." As of September 30, 1997, the Properties were approximately 97% occupied by over 400 tenants. The Company's Properties are located in Northern and Southern California, Oregon, Washington, Arizona, Nevada, Utah, Colorado, Texas and Kansas.

    The Company seeks to grow its asset base through the acquisition of industrial and suburban office properties and portfolios of such properties, as well as through the development of new industrial and suburban office properties. The Company's strategy is to operate in suburban markets that are experiencing, or are expected by the Company to experience, superior economic growth and that are subject to limitations on the development of similar properties. The Company believes that employment growth is a reliable indicator of future demand for both industrial and suburban office space. In addition, the Company believes that certain supply-side constraints, such as limited availability of undeveloped land in a market, increase a market's potential for higher average rents over time. The Company is currently targeting selected markets in which the Company's Properties are located as well as selected markets in which the Company has expertise. The Company believes that due to recent economic improvements in these markets, and related improvements in the commercial property markets, an investment in industrial or suburban office properties in these markets provides the potential for attractive returns through increased occupancy levels, rents and real estate values.

    The Company is led by a professional management team who have on average over 20 years of experience in the ownership, management, acquisition and development of industrial and suburban office properties. Peter B. Bedford, the Company's Chairman and Chief Executive Officer, has been engaged in the commercial real estate business, primarily in the Western United States, for over 30 years and during his career has been responsible for the ownership, management, acquisition and development of an aggregate of approximately 19 million square feet of industrial, office and retail properties, as well as land, in 14 states.

    Upon completion of the Offering, the senior officers and directors of the Company will beneficially own approximately 6.7% of the outstanding Common Stock, including 4.6% beneficially owned by Mr. Bedford. In addition, 18.9% of the Common Stock will be beneficially owned by Bed Preferred No. 1 Limited Partnership ("BPLP"), a Delaware limited partnership, which in turn is beneficially owned by an investment fund managed by AEW Capital Management which has two representatives on the Company's Board of Directors. BPLP acquired this beneficial interest in the Common Stock by converting its 8,333,334 shares of the Company's Series A Convertible Preferred Stock, par value $.01 per share (the "Convertible Preferred Stock") into 4,166,667 shares of Common Stock on October 14, 1997.

                              RECENT DEVELOPMENTS

ACQUISITION AND DEVELOPMENT ACTIVITY THROUGH SEPTEMBER 30, 1997

    During the first nine months of 1997, the Company acquired 17 Properties, including seven Industrial Properties and 10 Suburban Office Properties aggregating approximately 1.7 million rentable square feet, for a total investment of approximately $158 million. At acquisition, the Company estimated that these Properties would provide an initial weighted average unleveraged return on cost (computed as annualized property NOI at the date of acquisition divided by total acquisition cost) of 9.33%, assuming no further lease-up and without giving effect to any contractual escalations in rent. The Company estimates the purchase price of acquisitions completed in 1997 to be 86% of replacement cost.

    In addition, the Company completed shell construction of four industrial properties aggregating approximately 366,000 square feet, for a total investment to date of approximately $15 million, and is in the process of developing another industrial property.

    The following tables set forth certain information regarding acquisitions completed and developments-in-progress as of September 30, 1997.

               ACQUISITIONS COMPLETED THROUGH SEPTEMBER 30, 1997

                                                                 SQUARE     ACQUISITION                   MONTH
PROPERTY NAME AND LOCATION                                        FEET        COST(1)      YIELD(2)     COMPLETED
------------------------------------------------------------  ------------  -----------  ------------  ------------
                                                                             (DOLLARS IN THOUSANDS)
  SUBURBAN OFFICE BUILDINGS
    Executive Center Southbank, Phoenix, AZ.................       140,157   $  12,315       10.12%    March
    U.S. Bank Centre, Reno, NV..............................       104,324      12,852       10.53%    May
    9737 Great Hills Trail, Austin, TX......................        82,680       9,873        9.80%    May
    Troika Building, Tucson, AZ.............................        52,000       4,030       10.95%    June
    Scripps Wateridge, San Diego, CA........................       123,853      17,340        8.48%    June
    Orillia Office Park, Renton, WA.........................       334,255      33,300        9.39%    July
    Phoenix Airport Center, Phoenix, AZ(3)..................       213,854      19,667        8.43%    July
                                                              ------------  -----------     ------
      Total Office Building Acquisitions....................     1,051,123   $ 109,377        9.38%
                                                              ------------  -----------     ------
  INDUSTRIAL BUILDINGS
    6500 Kaiser Drive, Fremont, CA..........................        78,611   $   8,022        8.82%    January
    Bedford Fremont Business Center, Fremont, CA............       146,509      12,796        9.86%    March
    Spinnaker Court, Fremont, CA............................        98,500       8,618        9.10%    May
    2277 Pine View Way, Petaluma, CA........................       120,480       8,979        9.00%    June
    2601 W. Broadway, Tempe, AZ.............................        44,244       3,635        8.69%    July
    The Mondavi Building, Napa, CA..........................       120,157       6,909        9.10%    September
                                                              ------------  -----------     ------
      Total Industrial Building Acquisitions................       608,501   $  48,959        9.20%
                                                              ------------  -----------     ------
        Total Acquisitions..................................     1,659,624   $ 158,336        9.33%
                                                              ------------  -----------     ------
                                                              ------------  -----------     ------

------------------------------

(1) Acquisition cost includes purchase price, closing costs and renovation expenditures budgeted or spent.

(2) Yield is calculated as annualized property NOI at the date of acquisition divided by acquisition cost.

(3) Phoenix Airport Center consists of four office Properties and one research and development Property for a total of five Properties.

               DEVELOPMENTS-IN-PROGRESS AS OF SEPTEMBER 30, 1997

                                                                  SQUARE     DEVELOPMENT           MONTH
PROPERTY NAME AND LOCATION                                         FEET        COST(1)          COMPLETED(2)
-------------------------------------------------------------  ------------  ------------  ----------------------
                                                                             (DOLLARS IN THOUSANDS)
  INDUSTRIAL BUILDINGS
    99th Street Building #4, Lenexa, KS(3)...................        68,806   $    2,786   August
    Westech II, Phoenix, AZ(3)...............................        81,323        3,084   September
    Bordeaux Center, Napa, CA(3).............................       150,000        5,515   October
    47513 Westinghouse Drive, Fremont, CA(3).................        65,385        3,775   Under Construction
    Napa-Lot 10A, Napa, CA...................................       100,000          964   Under Design
                                                               ------------  ------------
      Total Industrial Building Development..................       465,514   $   16,124
                                                               ------------  ------------
                                                               ------------  ------------

------------------------------

(1) Development cost includes land acquisition price, development and related soft costs incurred as of September 30, 1997.

(2) Determined as of the date of shell completion.

(3) Upon completion of these four projects the total all-in costs are expected to be approximately $23 million.

    The following is a brief description of each of the properties-in-development. With the exception of Napa-Lot 10A, which is currently undergoing development studies, each of these properties is in its planned lease-up phase.

99TH STREET BUILDING #4

    This property is a 68,806 square foot manufacturing/warehouse facility on
4.8 acres of land in Lenexa, KS adjoining the Company's 99th Street Building #1, #2 and #3 Properties. The shell was completed in August 1997, and the total project costs are estimated to be $4.0 million. The Lenexa market has a vacancy rate of 3% and this is one of the few new buildings in the market. As of September 30, 1997, 25% of the building was leased and an additional 50% of the project was in lease negotiations.

WESTECH BUSINESS CENTER--PHASE II

    This property is a 81,323 square foot service center industrial building located on 6.0 acres of land in Phoenix, AZ adjacent to the Company's Westech Business Center Property. The shell construction was completed in mid-September 1997, and the total project costs are estimated to be $5.2 million. The Company believes that the Phoenix market is experiencing strong leasing activity, with a current vacancy rate of 6.7%. As of September 30, 1997, the building was 61% leased with leases pending that would bring the occupancy to 75%.

BORDEAUX CENTER

    This property is a 150,000 square foot manufacturing/warehouse facility on
8.3 acres of land in Napa, CA adjoining the Company's Napa Valley Corporate Way Property. The shell construction was completed in October 1997, and the total project costs are estimated to be $8.1 million. The Company believes that the Napa market has experienced very active leasing in the past few years, with a current vacancy rate of 4.5%. As of September 30, 1997, 45% of project was leased.

47513 WESTINGHOUSE DRIVE

    This property is a 65,385 square foot research and development facility on
4.3 acres of land in Fremont, CA. The shell construction is expected to be completed in early November 1997, and total project costs are estimated to be $5.7 million. The Fremont market has a current vacancy rate of 6.6%. Presently the Company is negotiating with tenants that would occupy 100% of the project if lease negotiations are consummated.

NAPA-LOT 10A

    This property consists of 7.95 acres of land in Napa, CA. The property is currently undergoing design development studies to determine its highest and best use.

RECENT ACQUISITIONS

    On October 9, 1997, the Company completed the acquisition of a research and development building located in Vista, California comprising 44,063 rentable square feet for a purchase price of $3.0 million. The building is occupied in its entirety under a seven year triple net lease to Palomar Technologies. The lease agreement provides for annual fixed rental increases. At acquisition, the Company estimated the initial unleveraged return on cost (computed as annualized property NOI at the date of acquisition divided by acquisition cost) at 9.1%. In conjunction with the purchase, the Company also acquired an adjacent 1.36 acre parcel for approximately $360,000 upon which it plans to construct a 20,000 square foot research and development building.

    On October 16, 1997, the Company completed the acquisition of a five-story office building located in Denver, Colorado, comprising 90,712 rentable square feet and a separate parking structure for a purchase price of $16.5 million. The building, which is 100% occupied by Wells Fargo Bank, North American Title Company, Oracle Corporation and Applied Computer Technology, has an initial yield of 9.77%. The purchase price also included an adjacent 3.1 acre parcel of land that has entitlements allowing the Company to build an additional 120,000 square feet of office space.

PROPERTY DISPOSITIONS

    On July 31, 1997, the Company sold two of its Southern California office properties for a sale price of approximately $25.8 million, which resulted in a gain of approximately $10.8 million. The properties were 1000 Town Center Drive in Oxnard, California and Mariner Court in Torrance, California.

INCREASE IN COMMON STOCK DISTRIBUTIONS

    On September 4, 1997, the Company announced an 11.1% increase in its quarterly Common Stock dividend from $.27 to $.30 per share, which is equal to $1.20 on an annualized basis. The higher dividend rate commenced with the Company's third quarter of 1997 dividend. The Company previously announced, in May 1997, a 3.8% increase in its quarterly dividend from $.26 to $.27 per share which, together with the September increase, represents a total increase of 15.4% in the Company's Common Stock dividend in 1997.

TOTAL RETURN PERFORMANCE OF COMMON STOCK

    An investor who purchased Common Stock in the Company's secondary Common Stock offering on April 23, 1996, reinvested all dividends through the Company's dividend reinvestment plan and held such shares through October 15, 1997 would have had a cumulative pretax return of approximately 88% or an annualized pretax return of approximately 60%. Past performance, however, is not necessarily indicative of results that will be obtained in the future from an investment in the Company's Common Stock, and no assurances can be given in this regard.

APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER

    In September 1997, the Company appointed Scott R. Whitney as Senior Vice President and Chief Financial Officer. Mr. Whitney has over 20 years of experience in real estate and has served as Senior Vice President/Chief Financial Officer of WCI Communities of Naples, Florida since 1995. Before joining WCI, Mr. Whitney was with Equity Group Investments Inc., affiliates of which he joined in 1984.

REDUCTION IN INTEREST RATE AND INCREASE IN SIZE OF CREDIT FACILITY

    Effective January 13, 1997, the Company's existing credit facility (the "Credit Facility") was amended to lower the interest rate from LIBOR plus 2.00% to LIBOR plus 1.75%. On June 13, 1997, the Company further reduced this interest rate to LIBOR plus 1.50% and increased the size of the Credit Facility to $150 million. On September 24, 1997 the Company again increased the size of the Credit Facility from $150 million to $175 million. The Company is currently under negotiations to restructure its Credit Facility as an unsecured line and to further lower the interest rate thereunder. No assurance can be given that the Credit Facility will be restructured or that the interest rate will be further reduced.

                            RECENT OPERATING RESULTS

    The Company's strong operating performance has generated increased earnings and dividends. For the nine months ended September 30, 1997, the Company reported net income of $24,296,000 (including a gain of $10,787,000 from the sale of two properties), or $1.63 per share on a fully-diluted basis, on rental revenues of $32,472,000, compared with net income of $7,865,000, or $.84 per share on a fully diluted basis, on rental revenues of $19,168,000 for the nine months ended September 30, 1996. The Company's Funds from Operations for the nine months ended September 30, 1997 was $17,490,000, compared to $9,620,000 for the nine months ended September 30, 1996. Funds from Operations is defined as net income, excluding gains or losses from debt restructuring and sales of property, plus depreciation and amortization of assets related to real estate.

                            THE COMPANY'S PROPERTIES

    As of September 30, 1997, the location and type of Properties by rentable square feet were as follows:

     RENTABLE SQUARE FOOTAGE OF PROPERTIES BY LOCATION AND TYPE OF PROPERTY

                                                     SUBURBAN                                  PERCENT       NUMBER OF
METROPOLITAN AREA                    INDUSTRIAL       OFFICE        RETAIL        TOTAL       OF TOTAL      PROPERTIES
----------------------------------  -------------  -------------  ----------  -------------  -----------  ---------------
Northern California...............      2,049,388         59,036      --          2,108,424          39%            28
Southern California...............        902,677        204,894      --          1,107,571          21%            10
Arizona...........................        243,306        350,889      --            594,195          11%             9
Greater Seattle Area, WA..........       --              429,095      --            429,095           8%             2
Greater Kansas City Area, KS......        247,903         79,316      --            327,219           6%             6
Denver, CO........................        210,536       --            --            210,536           4%             2
Greater Portland Area, OR.........        161,512       --            --            161,512           3%             2
Salt Lake City, UT................       --              114,352      --            114,352           2%             1
Reno, NV..........................       --              104,324      --            104,324           2%             1
Colorado Springs, CO..............       --             --            84,347         84,347           2%             1
Austin, TX........................       --               82,680      --             82,680           2%             1
                                                                                                                    --
                                    -------------  -------------  ----------  -------------         ---
  Total...........................      3,815,322      1,424,586      84,347      5,324,255         100%            63
                                                                                                                    --
                                                                                                                    --
                                    -------------  -------------  ----------  -------------         ---
                                    -------------  -------------  ----------  -------------         ---
  Percent of Total................            71%            27%          2%           100%
  Number of Properties............             45             17           1             63

    As of September 30, 1997, the location and type of Properties by annualized base rent were as follows:

      ANNUALIZED BASE RENT OF PROPERTIES BY LOCATION AND TYPE OF PROPERTY

                                                        SUBURBAN                                  PERCENT       NUMBER OF
METROPOLITAN AREA                       INDUSTRIAL       OFFICE        RETAIL        TOTAL       OF TOTAL      PROPERTIES
-------------------------------------  -------------  -------------  ----------  -------------  -----------  ---------------
Northern California..................  $  14,870,328  $   1,140,744      --      $  16,011,072          37%            28
Southern California..................      5,203,656      2,766,396      --          7,970,052          18%            10
Arizona..............................      1,941,720      3,082,716      --          5,024,436          12%             9
Greater Seattle Area, WA.............       --            4,225,944      --          4,225,944          10%             2
Greater Kansas City Area, KS.........      1,763,028        973,800      --          2,736,828           7%             6
Reno, NV.............................       --            1,813,560      --          1,813,560           4%             1
Salt Lake City, UT...................       --            1,791,744      --          1,791,744           4%             1
Austin, TX...........................       --            1,488,240      --          1,488,240           3%             1
Greater Portland Area, OR............      1,024,116       --            --          1,024,116           2%             2
Colorado Springs, CO.................       --             --        $  876,600        876,600           2%             1
Denver, CO...........................        626,172       --            --            626,172           1%             2
                                                                                                                       --
                                       -------------  -------------  ----------  -------------         ---
  Total..............................  $  25,429,020  $  17,283,144  $  876,600  $  43,588,764         100%            63
                                                                                                                       --
                                                                                                                       --
                                       -------------  -------------  ----------  -------------         ---
                                       -------------  -------------  ----------  -------------         ---
  Percent of Total...................            58%            40%          2%           100%
  Number of Properties...............             45             17           1             63

                                  THE OFFERING

    All of the shares of Common Stock offered hereby are being sold by the Company. None of the Company's stockholders is selling any shares of Common Stock in the Offering.

Common Stock outstanding prior to the Offering...........  15,331,367 shares(1)

Common Stock offered in the Offering.....................  6,300,000 shares(2)

Common Stock to be outstanding after the
  Offering...............................................  21,631,367 shares(1)(2)

Use of Proceeds..........................................  To repay indebtedness under the Company's Credit
                                                           Facility, to purchase additional properties and for
                                                           general corporate purposes, including working capital.
                                                           See "Use of Proceeds."

New York Stock Exchange and Pacific Exchange Symbol......  "BED"

------------------------

(1) Based on the number of shares of Common Stock outstanding as of September 30, 1997, plus the 4,166,667 Shares issued upon conversion of the Convertible Preferred Stock. Excludes the 95,049 shares of Common Stock reserved for issuance upon conversion of certain partnership units.

(2) Excludes the 945,000 shares of Common Stock subject to the Underwriters' over-allotment option.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

    The following table sets forth summary consolidated financial and operating data for the Company and its subsidiaries on a historical basis as of June 30, 1997, for the six months ended June 30, 1997 and 1996, and for the years ended December 31, 1996 and 1995. The following table also sets forth summary consolidated financial and operating data for the Company and its subsidiaries on a pro forma basis as of June 30, 1997, for the six months ended June 30, 1997 and for the year ended December 31, 1996.

    The financial and operating data for the years ended December 31, 1996 and 1995 have been derived from the Company's audited financial statements. The financial and operating data as of June 30, 1997 and for the six months ended June 30, 1997 and 1996 have been derived from the Company's unaudited financial statements. The unaudited financial statements include all adjustments (consisting of normal recurring adjustments) that management considers necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results to be expected for the entire year ending December 31, 1997. The following data should be read in conjunction with the Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this Prospectus Supplement.

    The unaudited pro forma balance sheet data as of June 30, 1997 are presented as if property acquisitions and property sales occurring after June 30, 1997 and before September 30, 1997 (excluding the acquisition of the Mondavi Building on September 16, 1997 for approximately $6.9 million (the "Mondavi Acquisition")) had occurred on June 30, 1997. The unaudited pro forma operating data for the six months ended June 30, 1997 are presented as if (i) property acquisitions and property sales occurring after December 31, 1996 and before September 30, 1997 (excluding the Mondavi Acquisition), (ii) the sale of 4,600,000 shares of Common Stock at $17.375 per share, and (iii) the assumption of an $8,914,000 mortgage loan had occurred on January 1, 1997. The unaudited pro forma operating data for the year ended December 31, 1996 are presented as if (i) property acquisitions and property sales occurring after December 31, 1995 and before September 30, 1997 (excluding the Mondavi Acquisition), (ii) the sale of 3,350,000 shares of Common Stock at $13.00 per share, (iii) the sale of 4,600,000 shares of Common Stock at $ 17.375 per share, and (iv) mortgage loan financings of $60,764,000 had occurred on January 1, 1996. The pro forma data do not include any adjustments relating to the 6,300,000 shares of Common Stock offered hereby.

    The pro forma data are based upon certain assumptions in addition to those specified above that are included in the notes to the pro forma financial statements incorporated by reference in this Prospectus Supplement. The pro forma financial data are not necessarily indicative of what the actual financial position and results of operations of the Company would have been as of and for the periods indicated, nor do they purport to represent the Company's future financial position and results of operations.

                                             SIX MONTHS ENDED JUNE 30,      FOR THE YEAR ENDED DECEMBER 31,
                                         ---------------------------------  --------------------------------
                                         PRO FORMA     ACTUAL     ACTUAL    PRO FORMA    ACTUAL     ACTUAL
                                            1997        1997       1996        1996       1996       1995
                                         ----------  ----------  ---------  ----------  ---------  ---------
                                           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE, PROPERTY AND OCCUPANCY
                                                                        DATA)
OPERATING DATA:
  Rental income........................  $   23,199  $   19,683  $  12,078  $   44,797  $  27,541  $  11,695
  Income from property operations......      14,899      12,571      7,204      28,134     16,564      6,362
  General and administrative
    expenses...........................       1,117       1,117        927       1,752      1,752      1,457
  Interest income......................         144         144         62         150        150        226
  Interest expense.....................       5,822       3,032      1,765      12,532      4,347      1,594
  Income before minority interest and
    gain(loss) on sale of real estate
    investment.........................       8,104       8,566      4,574      14,000     10,615      3,537
  Gain(loss) on sale of real estate
    investment.........................      10,595          --        359      10,661        406       (642)
  Net income...........................      18,648       8,515      4,933      24,555     11,021      2,895
  Net income applicable to common
    stockholders.......................      16,398       6,265      2,683      20,050      6,516      1,607
  Primary earnings per common and
    common equivalent share............  $     1.45  $     0.61  $    0.61  $     1.79  $    1.18  $    0.52
  Weighted average number of common and
    common equivalent shares
    outstanding........................  11,330,584  10,243,123  4,432,999  11,175,123  5,531,438  3,089,549
  Earnings per common share-assuming
    full dilution......................  $     1.19  $     0.59  $    0.57  $     1.59  $    1.13  $    0.52
  Weighted average number of common
    shares-assuming full dilution......  15,633,597  14,546,136  8,599,666  15,513,100  9,765,303  3,089,549
CASH FLOW INFORMATION:
  Net cash provided by operating
    activities.........................              $    9,836  $   4,392              $  14,378  $   4,898
  Net cash used by investment
    activities.........................                 (90,175)   (29,352)               (96,964)   (73,259)
  Net cash provided by financing
    activities.........................                  80,086     24,928                 82,887     64,655
OTHER DATA:
  Funds from operations(1).............              $   10,940  $   5,900              $  13,645  $   5,021
  Dividends declared per share of
    Common Stock.......................              $     0.53  $    0.74              $    1.00  $    0.82
  Numbers of Properties................          62          57         35          62         48         30
  Rentable square feet (in
    thousands).........................       5,204       4,824      2,963       5,204      3,878      2,576
  Percent occupied.....................          97%         98%        96%         96%        94%        95%

                                                                                                JUNE 30,
                                                                                      ----------------------------
                                                                                      PRO FORMA 1997   ACTUAL 1997
                                                                                      ---------------  -----------
BALANCE SHEET DATA AT JUNE 30, 1997:
  Real estate investments before accumulated depreciation...........................     $ 364,017      $ 328,561
  Total assets......................................................................       374,384        332,690
  Mortgage Loans....................................................................        60,584         60,584
  Credit Facility...................................................................        88,143         58,350
  Common Stock and other stockholders' equity.......................................       160,828        150,040

------------------------------
(1) Management considers Funds from Operations to be one measure of the performance of an equity REIT. Funds from Operations is used by financial analysts in evaluating REITs and can be one measure of a REIT's ability to make cash distributions. Presentation of this information provides the reader with an additional measure to compare the performance of different REITs. Funds from Operations generally is defined by NAREIT as net income
    (loss) (computed in accordance with generally accepted accounting principles), excluding gains (losses) from debt restructurings and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Funds from Operations was computed by the Company in accordance with this definition. Funds from Operations does not represent cash generated by operating activities in accordance with the generally accepted accounting principles; it is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to net income (loss) as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

                                  THE COMPANY

    Bedford Property Investors, Inc. is a self-administered and self-managed equity REIT engaged in the business of owning, managing, acquiring and developing industrial and suburban office properties proximate to selected metropolitan areas primarily in the Western United States. As of September 30, 1997, the Company owned and operated, either directly or through one of its wholly-owned subsidiaries, 63 properties aggregating approximately 5.3 million rentable square feet and comprised of 45 Industrial Properties, 17 Suburban Office Properties and one Retail Property. As of September 30, 1997, the Properties were approximately 97% occupied by over 400 tenants. The Company's Properties are located in Northern and Southern California, Oregon, Washington, Arizona, Nevada, Utah, Colorado, Texas and Kansas.

    The Company seeks to grow its asset base through the acquisition of industrial and suburban office properties and portfolios of such properties, as well as through the development of new industrial and suburban office properties. The Company's strategy is to operate in suburban markets that are experiencing, or are expected by the Company to experience, superior economic growth and that are subject to limitations on the development of similar properties. The Company believes that employment growth is a reliable indicator of future demand for both industrial and suburban office space. In addition, the Company believes that certain supply-side constraints, such as limited availability of undeveloped land in a market, increase a market's potential for higher average rents over time. The Company is currently targeting selected markets proximate to metropolitan areas in which the Company's Properties are located as well as selected markets in which the Company has expertise. The Company believes that due to recent economic improvements in these markets, and related improvements in the commercial property markets, an investment in industrial or suburban office properties in these markets provides the potential for attractive returns through increased occupancy levels, rents and real estate values.

    The Company is led by a professional management team who have on average over 20 years of experience in the ownership, management, acquisition and development of industrial and suburban office properties. Peter B. Bedford, the Company's Chairman and Chief Executive Officer, has been engaged in the commercial real estate business, primarily in the Western United States, for over 30 years and during his career has been responsible for the ownership, management, acquisition and development of an aggregate of approximately 19 million square feet of industrial, office and retail properties, as well as land, in 14 states.

    Upon completion of the Offering, the senior officers and directors of the Company will beneficially own approximately 6.7% of the outstanding Common Stock, including 4.6% beneficially owned by Mr. Bedford. In addition 18.9% of the Common Stock will be beneficially owned by Bed Preferred No. 1 Limited Partnership ("BPLP"), a Delaware limited partnership which in turn is beneficially owned by an investment fund managed by AEW Capital Management which has two representatives on the Company's Board of Directors. BPLP acquired this beneficial interest in the Common Stock by converting its 8,333,334 shares of the Company's Convertible Preferred Stock into 4,166,667 shares of Common Stock on October 14, 1997.

BUSINESS OBJECTIVE AND GROWTH PLANS

    The Company's business objective is to increase stockholders' long-term total return through the appreciation in value of the Common Stock. To achieve this objective, the Company seeks to (i) increase cash flow from its existing Properties, (ii) acquire quality industrial and suburban office properties and/or portfolios of such properties and (iii) develop new industrial and suburban office properties.

INTERNAL GROWTH

    The Company seeks to increase cash flow from existing Properties through (i) the lease-up of vacant space, (ii) the reduction of costs associated with tenant turnover through the retention of existing tenants,

(iii) the negotiation of increases in rental rates and contractual periodic rent increases when market conditions permit and (iv) the strict containment of operating expenses and effective management of capital expenditures.

    In the first nine months of 1997, leases for 753,895 square feet expired with a weighted average base rental rate of $8.04 per square foot. Approximately 76% of this space has been re-leased, and the weighted average base rental rate of the new leases is $8.71 per square foot, an increase of 8.3%. Changes in average rental rate do not reflect changes in expense recovery rates, if any. In addition, past performance is not necessarily indicative of results that will be obtained in the future, and no assurance can be given in that regard.

ACQUISITIONS

    The Company seeks to acquire quality industrial and suburban office properties and/or portfolios of such properties. The Company believes that (i) the experience of its management team, (ii) its conservative capital structure and its existing $175 million Credit Facility, (iii) its relationships with private and institutional real estate owners, (iv) its strong relationships with real estate brokers and (v) its integrated asset management program enable it to effectively identify and capitalize on acquisition opportunities. Each acquisition opportunity is reviewed to evaluate whether it meets the following criteria: (i) potential for higher occupancy levels and/or rents as well as for lower turnover and/or operating expenses, (ii) ability to generate returns in excess of the Company's weighted average cost of capital, taking into account the estimated costs associated with tenant turnover (i.e., tenant improvements, leasing commissions and the loss of income due to vacancy) and (iii) availability for purchase at a price at or below estimated replacement cost. The Company has, however, acquired and may in the future acquire properties which do not meet one or more of these criteria. This may be particularly true with the acquisition of a portfolio of properties, which may include properties that do not meet one or more of the foregoing criteria.

    Following completion of an initial review, the Company may make a purchase offer, subject to satisfactory completion of its due diligence process. The due diligence process enables the Company to refine its original estimate of a property's potential performance and typically includes a complete review and analysis of the property's physical structure, systems, environmental status and projected financial performance, as well as an evaluation of the local market and competitive properties and of relevant economic and demographic information. Mr. Bedford and at least one other member of the Board of Directors typically visit each proposed acquisition property before the purchase is closed.

    The Company's activities relating to the acquisition of new properties, including the due diligence process, are conducted on an exclusive basis by Bedford Acquisitions, Inc. ("Bedford Acquisitions"), a California corporation wholly-owned by Mr. Bedford. Bedford Acquisitions receives a fee in an amount equal to the lesser of (i) 1 1/2% of the gross amount raised in financings or the aggregate purchase price of property acquisitions, or (ii) an amount equal to (a) the aggregate amount of approved expenses funded by Bedford Acquisitions through the time of such acquisition or financing minus (b) the aggregate amount of fees previously paid to Bedford Acquisitions pursuant to such arrangement. In no event will the aggregate amount of fees paid to Bedford Acquisitions exceed the aggregate amount of costs funded by Bedford Acquisitions. The agreement with Bedford Acquisitions will expire January 1, 1998 and is renewable at the option of the Company for additional one year terms. The Company intends to renew this agreement for 1998.

DEVELOPMENT

    The Company seeks to develop properties in markets where (i) strong demand for space has caused or is expected to cause occupancy rates to remain high and
(ii) there is a limited supply of land available for new development. The Company's management team has experience in all phases of the development process, including market analysis, site selection, zoning, design, pre-development leasing, construction and permanent financing and construction management. The Company believes that a general decrease in competition in development activity as well as higher occupancy rates in most of the Company's markets will lead to additional attractive development opportunities. The Company is currently in the process of developing properties in Northern California, Arizona and Kansas and is considering developing additional properties in Northern California, Southern California and Arizona. The Company has significant development experience in each of these markets.

CORPORATE STRATEGIES

    In pursuing its business objectives and growth plans, the Company intends to:

PURSUE A MARKET DRIVEN STRATEGY.

    The Company's strategy is to operate in suburban markets which are experiencing, or are expected by the Company to experience, economic growth, and which are, ideally, subject to supply-side constraints. The Company believes that the metropolitan areas in which it operates have multiple suburban "cores" and that the potential for growth in these metropolitan areas is generally greatest in and around these suburban cores. The Company believes that such suburban cores emerge as jobs move to the suburbs and typically offer a well-trained and well-educated work force, high quality of life and, in many cases, a diversified economic base. The Company focuses on owning, managing, acquiring and developing properties in these suburban cores. Additionally, the Company seeks out real estate markets that are subject to supply-side constraints such as limited availability of undeveloped land and/or geographic, topographic, regulatory and/or infrastructure restrictions. The Company believes that such restrictions serve as barriers of entry to new construction, thereby limiting the supply of new commercial space. The Company believes that these supply-side constraints, when combined with a growing employment and population base, enhance the long-term investment potential of a real estate asset.

FOCUS ITS EFFORTS IN THE WESTERN UNITED STATES.

    The Company is currently targeting selected suburban markets in the Western United States, including markets in which the Company's Properties are located as well as selected new markets. The Company believes that due to continued economic improvements in these markets, and related improvements in the commercial property markets, an investment in industrial or suburban office properties in these markets provides the potential for attractive returns through increased occupancy levels, rents and real estate values. The Company believes that this geographic focus, combined with management's market experience, contributes to a more thorough understanding of these industrial and suburban office property markets and allows the Company to anticipate trends and therefore to better identify investment opportunities.

ACQUIRE AND DEVELOP "SERVICE CENTER/FLEX" INDUSTRIAL PROPERTIES.

    One of the Company's targeted property types is "service center/flex" industrial properties. These properties are generally smaller than other industrial buildings and are divisible into units ranging from approximately 1,500 square feet to approximately 20,000 square feet in order to accommodate multiple tenants of various sizes and needs. The buildings generally range in size from 8,000 to 80,000 square feet, have a clear height of 12 to 18 feet and are built using concrete tilt construction with store fronts incorporated in the front elevation and grade level service doors in the back elevation. The Company believes that these properties require more management expertise than other types of industrial properties and that it has developed such expertise. The Company also believes that many potential buyers do not wish or are not well-positioned to undertake such active management. As a result, the Company believes that it often faces fewer competitors for this product and is generally able to acquire these properties at above average yields.

CAPITALIZE ON ITS EXPERIENCED MANAGEMENT TEAM.

    The Company's management team has direct experience in all aspects of managing a large real estate portfolio. The Company's management team has on average over 20 years of experience in the ownership, management, acquisition and development of industrial and suburban office properties. The Company believes that the experience of its management team makes it strategically well-positioned for growth.

PLAN FOR FUTURE ANTICIPATED EXPENSES ASSOCIATED WITH TENANT TURNOVER.

    The cash flow of a real estate asset can vary significantly from year to year depending on tenant turnover. When a lease expires and a tenant renews or vacates its space, costs associated with tenant improvements, lease commissions and lost income due to vacancy or construction down-time can significantly reduce property cash flow. Due to the capital intensive nature of suburban office properties and, to a lesser degree, industrial properties, the Company believes that planning and budgeting for future costs associated with tenant turnover is a prudent component of managing the cash flow of the Properties. For its existing portfolio, the Company estimates the future costs for tenant improvements, lease commissions and lost income due to vacancy and construction down-time on a property by property basis. Although these future costs are not accrued for financial reporting purposes, the Company incorporates these estimates in its annual budgets and longer-term forecasts and seeks to maintain cash and/or availability under the Credit Facility adequate to cover these budgeted expenditures. The Company believes that its ability to commit capital to fund tenant improvements and pay lease commissions helps to retain and attract tenants. To the extent that a vacancy in one of the Properties does occur, the Company believes that its policy of budgeting ahead for anticipated tenant improvement costs and leasing commissions enables it to compete effectively for new tenants.

UTILIZE IN-HOUSE ASSET AND PROPERTY MANAGEMENT.

    The Company believes that the long-term value of its Properties is enhanced through in-house asset management and currently manages 55 of its 63 properties from its five regional property management offices and its corporate headquarters. The Company conducts its Northern California property management activities out of its headquarters office in Lafayette, California, its Southern California property management activities out of its regional office in Tustin, California, its Kansas City property management activities out of its regional office in Lenexa, Kansas, its Arizona property management activities out of its regional office in Phoenix, Arizona, and its Washington property management activities out of its regional office in Seattle, Washington. The Company's eight Properties in Utah, Colorado, Oregon and Texas are currently managed for the Company by third parties. The Company intends to open additional property management offices in those regions as its portfolios grow to a point where it becomes economically justified.

    The Company's asset management team develops and monitors a comprehensive asset management plan for each Property in an effort to ensure its efficient operation. The Company's Vice President of Property/Asset Management works directly with the Company's internal finance and accounting staff to develop and monitor detailed budgets and financial reports for each Property. He also works with each property manager to identify and implement opportunities to improve cash flow from each Property and to maximize each Property's long-term investment value. The Company's property management staff is generally responsible for leasing activities, ordinary maintenance and repairs, keeping financial records on income and expenses, rent collection, payment of operating expenses and property operations. The Company's property management philosophy is based on the belief that the long-term value of the Properties is enhanced by attention to detail and hands-on service provided by professional in-house property managers. The Company believes that a successful leasing program starts by servicing existing tenants first. Costs associated with tenant turnover (i.e., tenant improvements, leasing commissions and the loss of income due to vacancy) can be significant and, by addressing and attending to existing tenants' needs, the Company believes that it can increase its retention of existing tenants and simultaneously make its properties more attractive to tenants.

COOPERATE WITH LOCAL REAL ESTATE BROKERS.

    The Company seeks to develop strong relationships with local real estate brokers, who can provide access to tenants as well as general market intelligence and research. The Company believes that these relationships have enhanced the Company's ability to attract and retain tenants.

MAINTAIN ITS CONSERVATIVE FINANCIAL LEVERAGE.

    As adjusted to reflect the Offering and the application of the net proceeds therefrom to repay all of the outstanding balance under the Company's Credit Facility, the Company's total consolidated indebtedness as of September 30, 1997 equaled approximately 11.5% of the Company's Total Market Capitalization (based on the closing stock price of 21 7/16 on the NYSE as of October 20, 1997). See "Capitalization" and "Use of Proceeds." The Company currently intends to limit its total consolidated indebtedness to no more than 45% of its Total Market Capitalization. The Board of Directors intends, however, to retain the ability to raise additional capital, including additional debt and equity, in order to pursue acquisition and development opportunities that meet the Company's investment criteria.

THE COMPANY'S PROPERTY MARKETS

    The Company's Properties are located in selected markets proximate to metropolitan areas in Northern and Southern California, Oregon, Washington, Arizona, Nevada, Utah, Colorado, Texas and Kansas. The Company believes that due to recent economic improvements in these markets, and related improvements in the commercial property markets, an investment in industrial or suburban office properties in these markets provides the potential for attractive returns through increased occupancy levels, rents and real estate values. In the 1997 edition of EMERGING TRENDS IN REAL ESTATE, a publication of Equitable Real Estate Investment Management, Inc., more than 150 real estate professionals ranked San Francisco, Seattle, Denver, San Diego and Los Angeles among the top eight markets in the nation for general real estate investment in 1997.

    The following chart outlines employment growth in the Company's markets versus the United States as a whole for 1992 through 1997.

                 EMPLOYMENT GROWTH IN THE COMPANY'S MARKETS(1)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                 Company's Markets  United States
1992                          0.1%           0.3%
1993                          1.6%           1.9%
1994                          2.4%           3.1%
1995                          3.7%           2.7%
1996                          4.3%           2.0%
1997 Forecast                 3.9%           2.1%

------------------------------

(1) Source: Bureau of Labor Statistics, Rosen Consulting Group. Represents nonfarm employment growth in the Company's markets weighted based on the total "Annualized Base Rent" of the Properties located in each of the markets as of September 30, 1997. "Annualized Base Rent" means, for any Property and at any date, the product of (i) the monthly base rent in effect with respect to such Property at such date or, if such monthly base rent has been reduced by a temporary rent concession, the monthly base rent that would have been in effect at such date in the absence of such concession, and (ii) twelve. Annualized Base Rent does not reflect any increases or decreases in monthly rental rates or lease expirations which are scheduled to occur or which may occur after the date of calculation or the cost of any leasing commissions or tenant improvements.

    The following charts show absorption, construction and occupancy rates for suburban office and industrial properties in the Company's markets over the past six years.

           SUBURBAN OFFICE PROPERTY DATA--THE COMPANY'S MARKETS(1)(2)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Square Feet (in
millions)
                           Construction   Net Absorption    Occupancy
1992                              0.692            5.195        82.9%
1993                              0.144            8.031        84.1%
1994                              0.793             5.09        87.1%
1995                              1.478            8.387        89.2%
1996                              3.262           10.289        91.1%
1997                              3.133            5.067        91.9%

             INDUSTRIAL PROPERTY DATA--THE COMPANY'S MARKETS(1)(2)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

    SQUARE FEET (IN
       MILLIONS)

                           Construction   Net Absorption    Occupancy
1992                                  7               18        83.0%
1993                                  6               19        83.8%
1994                                  9               51        89.4%
1995                                 19               32        92.2%
1996                                 35               43        93.9%
1997                                 21               22        94.2%

------------------------

(1) Source: Rosen Consulting Group. Data for 1997 as of second quarter. Data for 1992 through 1996 as of fourth quarter. Occupancy is weighted based on the Annualized Base Rent of the Suburban Office and Industrial Properties located in each of the Company's markets. Construction and Net Absorption are totals.

(2) The following data was not available: (i) all data for Modesto, Napa, Reno, and Santa Rosa, (ii) 1992 and 1993 industrial construction and absorption for San Diego, (iii) 1992 and 1993 industrial net absorption for Portland and (iv) 1997 suburban office and industrial occupancy, construction and net absorption for Austin.

    The following table contains additional economic data for each of the Company's markets.

                  ECONOMIC SUMMARY OF THE COMPANY'S MARKETS(1)

                                                               POPULATION      POPULATION         JOB          UNEMPLOYMENT
METROPOLITAN AREA                                             (THOUSANDS)(2)   GROWTH(3)       GROWTH(4)         RATE(5)
------------------------------------------------------------  -------------  --------------  -------------  ------------------
Northern California(6)......................................        6,784           0.8%            3.1%             4.1%
Southern California(7)......................................       17,436           0.7%            2.4%             5.8%
Phoenix.....................................................        2,747           3.6%            5.9%             2.8%
Seattle.....................................................        2,235           1.4%            5.4%             3.4%
Kansas City.................................................        1,690           1.1%            2.9%             3.2%
Reno........................................................          299           2.6%            3.3%             4.5%
Salt Lake City..............................................        1,218           2.1%            4.3%             2.9%
Austin......................................................        1,041           3.6%            1.6%             3.1%
Portland....................................................        1,759           2.3%            4.2%             4.3%
Denver......................................................        1,867           2.3%            1.8%             2.8%

------------------------------

(1) Source: U.S. Bureau of the Census, Bureau of Labor Statistics, Rosen Consulting Group.

(2) Population of metropolitan statistical area as of July 1, 1996.

(3) Five-year compounded annual growth rate from 1991 to 1996.

(4) Forecasted growth rate for 1997.

(5) As of August 1997.

(6) Represents aggregate data for Napa, Oakland, San Francisco, San Jose, Santa Rosa and Modesto.

(7) Represents aggregate data for Los Angeles-Long Beach, Orange County, Riverside-San Bernardino and San Diego.

    The State of California, in particular, where approximately 55% of the Company's total Annualized Base Rent was generated as of September 30, 1997, has been experiencing economic growth in excess of national averages, as the economy continues to recover from the recession it experienced between 1990 and 1993.

    The following chart shows average annual growth in nonfarm payroll employment for California and the United States as a whole. The chart demonstrates that the recession, as evidenced by the growth (or decline) in employment, came later in California than for the U.S. as a whole and the recovery has come later as well. In 1996, the job growth rate in California exceeded the job growth rate in the U.S. for the first time since 1990.

                       EMPLOYMENT GROWTH IN CALIFORNIA(1)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

               California  United States
1992                -1.7%           0.3%
1993                -0.9%           1.9%
1994                 0.9%           3.1%
1995                 2.2%           2.7%
1996                 2.8%           2.0%
1997 Forecast        3.0%           2.1%

------------------------------

(1) Source: Bureau of Labor Statistics, Rosen Consulting Group.

    This recovery has had a positive effect on both surburban office and industrial real estate markets throughout the state, with net absorption continuing to outpace completions and occupancy rates continuing to trend upward. In the 1997 EMERGING TRENDS IN REAL ESTATE survey, San Francisco was rated the number one metropolitan area for investment, and Los Angeles (excluding the central business district) showed the greatest improvement among the top markets, moving from number 14 in 1996 to number eight.

    The following charts show absorption, construction and occupancy rates for suburban office and industrial properties in the Company's Northern and Southern California property markets over the past six years.

                           NORTHERN CALIFORNIA(1)(2)

                                SUBURBAN OFFICE

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Suare Feet (in
000s)
                       Construction    Net Absorption    Occupancy
1992                            609             1,060        84.6%
1993                             39               999        85.7%
1994                             18             1,355        87.3%
1995                              -             1,960        89.6%
1996                            449             3,176        92.8%
1997                            704               391        92.5%

                                   INDUSTRIAL

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Square Feet (in
000s)
                        Construction    Net Absorption    Occupancy
1992                             207             3,473        86.0%
1993                              61           (1,058)        85.7%
1994                             273            13,032        90.1%
1995                           1,455             7,611        92.3%
1996                           3,820             5,576        93.0%
1997                           2,252             4,577        93.8%

                           SOUTHERN CALIFORNIA(1)(3)

                                SUBURBAN OFFICE

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

  SQUARE FEEL (IN
       000S)

                        Construction    Net Absorption    Occupancy
1992                             621             2,246       78.80%
1993                              35             4,028       80.60%
1994                             237             1,267       81.10%
1995                             475             1,037       81.40%
1996                              83             4,817       83.50%
1997                              78             2,154       84.40%

                                   INDUSTRIAL

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

  SQUARE FEET (IN
       000S)

                        Construction    Net Absorption    Occupancy
1992                           3,166             3,373       86.40%
1993                           1,060              -606       86.40%
1994                           5,945            20,475       87.80%
1995                           4,210            37,289       90.80%
1996                           8,927            26,051       92.40%
1997                           5,848             9,005       92.80%

------------------------

(1) Source: Rosen Consulting Group. Data for 1997 as of second quarter. Data for 1992 through 1996 as of fourth quarter. Occupancy is weighted based on the total stock of each metropolitan statistical area ("MSA") as of second quarter 1997. Data for 1992 and 1993 San Diego industrial construction and absorption not available. Construction and Net Absorption are totals.

(2) Based on data for the following MSAs: San Francisco, San Jose and Oakland.

(3) Based on data for the following MSAs: Los Angeles-Long Beach, Orange County, Riverside-San Bernardino and San Diego.

                            THE COMPANY'S PROPERTIES

    As of September 30, 1997, the Company owned and operated 63 Properties, aggregating approximately 5.3 million rentable square feet and comprised of 45 Industrial Properties totalling approximately 3.8 million rentable square feet, 17 Suburban Office Properties totalling approximately 1.4 million rentable square feet and one Retail Property totalling approximately 84,000 rentable square feet. As of September 30, 1997, the Suburban Office Properties and Industrial Properties were approximately 99% and 97% occupied, respectively, by a total of 421 tenants, of which 83 were Suburban Office Property tenants and 338 were Industrial Property tenants. As of September 30, 1997, the Retail Property was 97% occupied by 15 tenants.

    The following table summarizes certain information with respect to the Properties as of September 30, 1997. As noted in "Recent Developments," the Company has acquired two properties since September 30, 1997 and also has five properties under development. None of these properties is included in this table.

                              TABLE OF PROPERTIES

                                                        YEAR        TOTAL                                        NET
                                                     ACQUIRED/    RENTABLE                 TOTAL     NUMBER   EFFECTIVE
PROPERTY NAME AND                                       YEAR       SQUARE    PERCENT    ANNUALIZED     OF       RENT/     PROPERTY
LOCATION                                            CONSTRUCTED     FEET     OCCUPIED    BASE RENT   TENANTS   SQ. FT.      TYPE
--------------------------------------------------  ------------  ---------  --------   -----------  ------   ---------   --------
INDUSTRIAL PROPERTIES

NORTHERN CALIFORNIA
Building #3 at Contra Costa Diablo Industrial
  Park, Concord...................................     1990/1983     21,840    100%     $   149,448     1      $ 6.84        Bulk
Building #8 at Contra Costa Diablo Industrial
  Park, Concord...................................     1990/1981     31,800    100%         190,800     1        6.00        Bulk
Building #18 at Mason Industrial Park, Concord....     1990/1984     28,836    100%         199,596     9        6.92     Service
115 Mason Circle, Concord.........................     1996/1971     35,000    100%         215,856     5        6.17     Service
Auburn Court, Fremont.............................     1995/1983     68,030    100%         530,976     6        7.80         R&D
47650 Westinghouse Drive, Fremont.................     1995/1982     24,030    100%         132,648     1        5.52         R&D
47600 Westinghouse Drive, Fremont.................     1996/1982     24,030    100%         245,112     1       10.20         R&D
47633 Westinghouse Drive, Fremont.................     1996/1983     50,088    100%         569,412     1       11.37         R&D
6500 Kaiser Drive, Fremont........................     1997/1990     78,611    100%         707,496     1        9.00         R&D
Bedford Fremont Business Center, Fremont..........     1997/1990    146,509    100%       1,714,104    24       11.70     Service
Spinnaker Court, Fremont..........................     1997/1986     98,500    100%         788,748     2        8.01         R&D
Fourier Avenue, Fremont...........................     1996/1982    104,400    100%         938,352     1        8.99         R&D
Milpitas Town Center, Milpitas....................     1994/1983    102,620    100%         913,068     3        8.90         R&D
598 Gibraltar Drive, Milpitas.....................     1996/1996     45,090    100%         427,452     1        9.48         R&D
Doherty Avenue, Modesto...........................  1996/1963-71    251,308    100%         472,128     1        1.88        Bulk
860-870 Napa Valley Corporate Way, Napa...........     1996/1984     67,775     89%         548,496    18        9.12     Service
The Mondavi Building, Napa........................     1997/1985    120,157    100%         591,168     1        4.92        Bulk
350 East Plumeria Drive, San Jose.................     1995/1983    142,700    100%       1,198,680     1        8.40         R&D
Lundy Avenue, San Jose............................     1996/1982     60,428    100%         428,496     2        7.09         R&D
O'Toole Business Center, San Jose.................     1996/1984    122,320     97%       1,157,688    23        9.71     Service
301 East Grand, South San Francisco...............     1995/1974     57,846    100%         322,020     3        5.57        Bulk
342 Allerton, South San Francisco.................     1995/1969     69,312    100%         524,496     4        7.57        Bulk
400 Grandview Bldg, South San Francisco...........     1995/1976    107,004    100%         752,100     5        7.03        Bulk
410 Allerton, South San Francisco.................     1995/1970     46,050    100%         237,612     1        5.16        Bulk
417 Eccles, South San Francisco...................     1995/1964     24,624     53%          82,428     1        6.36        Bulk
2277 Pine View Way, Petaluma......................     1997/1989    120,480    100%         831,948     1        6.91         R&D
                                                                  ---------  --------   -----------  ------   ---------
  Subtotal/Weighted Average.......................                2,049,388     99%     $14,870,328   118      $ 7.34
                                                                  ---------  --------   -----------  ------   ---------
SOUTHERN CALIFORNIA
Dupont Industrial Center, Ontario.................     1994/1989    451,192    100%     $ 1,534,776    15      $ 3.40        Bulk
3002 Dow Business Center, Tustin..................  1995/1987-89    192,125     96%       1,561,956    60        8.47     Service
Carroll Tech I, San Diego.........................     1996/1984     21,936    100%         261,756     1       11.93         R&D
Carroll Tech II, San Diego........................     1996/1984     37,586    100%         432,996     1       11.52         R&D
Signal Systems Building, San Diego................     1996/1990    109,780    100%         890,316     1        8.11         R&D
Vista 1, Vista....................................     1996/1990     42,508    100%         219,336     1        5.16         R&D
Vista 2, Vista....................................     1996/1990     47,550    100%         302,520     1        6.36         R&D
                                                                  ---------  --------   -----------  ------   ---------
  Subtotal/Weighted Average.......................                  902,677     99%     $ 5,203,656    80      $ 5.84
                                                                  ---------  --------   -----------  ------   ---------
DENVER
Bryant Street Annex, Denver.......................     1995/1968     55,000     23%     $    45,624     1      $ 3.55        Bulk
Bryant Street Quad, Denver........................  1995/1971-73    155,536    100%         580,548    17        3.73        Bulk
                                                                  ---------  --------   -----------  ------   ---------
  Subtotal/Weighted Average.......................                  210,536     80%     $   626,172    18      $ 3.68
                                                                  ---------  --------   -----------  ------   ---------

                                                        YEAR        TOTAL                                        NET
                                                     ACQUIRED/    RENTABLE                 TOTAL     NUMBER   EFFECTIVE
PROPERTY NAME AND                                       YEAR       SQUARE    PERCENT    ANNUALIZED     OF       RENT/     PROPERTY
LOCATION                                            CONSTRUCTED     FEET     OCCUPIED    BASE RENT   TENANTS   SQ. FT.      TYPE
--------------------------------------------------  ------------  ---------  --------   -----------  ------   ---------   --------
ARIZONA
Westech Business Center, Phoenix..................     1996/1985    143,940     95%     $ 1,275,228    49      $ 9.36     Service
2601 W. Broadway, Tempe...........................     1997/1977     44,244    100%         315,912     1        7.14         R&D
Phoenix Airport Center #3, Phoenix................     1997/1990     55,122    100%         350,560     1        6.36         R&D
                                                                  ---------  --------   -----------  ------   ---------
  Subtotal/Weighted Average.......................                  243,306     97%     $ 1,941,720    51      $ 8.28
                                                                  ---------  --------   -----------  ------   ---------
GREATER PORTLAND AREA
Twin Oaks Technology Center, Beaverton............     1995/1984     95,173     84%     $   595,800    17      $ 7.42     Service
Twin Oaks Business Center, Beaverton..............     1995/1984     66,339     73%         428,316     9        8.86     Service
                                                                  ---------  --------   -----------  ------   ---------
  Subtotal/Weighted Average.......................                  161,512     80%     $ 1,024,116    26      $ 8.01
                                                                  ---------  --------   -----------  ------   ---------
GREATER KANSAS CITY AREA
Ninety-Ninth Street #3, Lenexa....................     1990/1990     50,000     89%     $   260,424     2      $ 5.89        Bulk
Ninety-Ninth Street #1, Lenexa....................     1995/1988     35,516    100%         295,536     3        8.32        Bulk
Ninety-Ninth Street #2, Lenexa....................     1995/1988     12,974    100%         111,840     1        8.62         R&D
Lackman Business Center, Lenexa...................     1995/1985     45,956    100%         402,456    23        8.77     Service
Panorama Business Park, Kansas City...............     1996/1984    103,457    100%         692,772    16        6.70     Service
                                                                  ---------  --------   -----------  ------   ---------
  Subtotal/Weighted Average.......................                  247,903     98%     $ 1,763,028    45      $ 7.25
                                                                  ---------  --------   -----------  ------   ---------
  TOTAL/WEIGHTED AVERAGE ALL INDUSTRIAL
    PROPERTIES....................................                3,815,322     97%     $25,429,020   338      $ 6.86
                                                                  ---------  --------   -----------  ------   ---------
SUBURBAN OFFICE PROPERTIES
NORTHERN CALIFORNIA
Village Green, Lafayette..........................     1994/1983     16,895     83%     $   324,288     9      $23.12      Office
100 View Street, Mountain View....................     1996/1985     42,141    100%         816,456     7       19.37      Office
                                                                  ---------  --------   -----------  ------   ---------
  Subtotal/Weighted Average.......................                   59,036     95%     $ 1,140,744    16      $20.44
                                                                  ---------  --------   -----------  ------   ---------
SOUTHERN CALIFORNIA
Laguna Hills Square, Laguna.......................     1996/1983     51,734     88%     $ 1,110,444     9      $24.41      Office
Carroll Tech III, San Diego.......................     1996/1984     29,307    100%         242,520     1        8.28      Office
Scripps Wateridge, San Diego......................     1997/1990    123,853    100%       1,413,432     2       11.41      Office
                                                                  ---------  --------   -----------  ------   ---------
  Subtotal/Weighted Average.......................                  204,894     97%     $ 2,766,396    12      $14.24
                                                                  ---------  --------   -----------  ------   ---------
SALT LAKE CITY
Woodlands II, Salt Lake City......................     1993/1990    114,352    100%     $ 1,791,744    12      $14.72      Office
                                                                  ---------  --------   -----------  ------   ---------
GREATER KANSAS CITY AREA
6600 College Boulevard, Overland Park.............  1995/1982-83     79,316    100%     $   973,800     6      $12.28      Office
                                                                  ---------  --------   -----------  ------   ---------
GREATER SEATTLE AREA
Kenyon Center, Bellevue...........................     1996/1987     94,840    100%     $ 1,100,664     1      $11.61      Office
Orillia Office Park, Renton.......................     1997/1986    334,255    100%       3,125,280     1        9.35      Office
                                                                  ---------  --------   -----------  ------   ---------
  Subtotal/Weighted Average.......................                  429,095    100%     $ 4,225,944     2      $ 9.85
                                                                  ---------  --------   -----------  ------   ---------
RENO
U.S. Bank Centre, Reno............................     1997/1989    104,324     94%     $ 1,813,560    17      $18.53      Office
                                                                  ---------  --------   -----------  ------   ---------
AUSTIN
9737 Great Hills Trail, Austin....................     1997/1984     82,680    100%     $ 1,488,240     1      $18.00      Office
                                                                  ---------  --------   -----------  ------   ---------
ARIZONA
Executive Center at Southbank, Phoenix............     1997/1989    140,157     98%     $ 1,256,736     7      $ 9.14      Office
Troika Building, Tucson...........................     1997/1985     52,000    100%         468,000     1        9.00      Office
Phoenix Airport Center #1, Phoenix................     1997/1990     32,460    100%         448,224     6       13.81      Office
Phoenix Airport Center #2, Phoenix................     1997/1990     35,768    100%         257,532     1        7.20      Office
Phoenix Airport Center #4, Phoenix................     1997/1990     30,504    100%         219,624     1        7.20      Office
Phoenix Airport Center #5, Phoenix................     1997/1990     60,000    100%         432,600     1        7.21      Office
                                                                  ---------  --------   -----------  ------   ---------
  Subtotal/Weighted Average.......................                  350,889     99%     $ 3,082,716    17      $ 8.85
                                                                  ---------  --------   -----------  ------   ---------
  TOTAL/WEIGHTED AVERAGE ALL SUBURBAN OFFICE
    PROPERTIES....................................                1,424,586     99%     $17,283,144    83      $12.31
                                                                  ---------  --------   -----------  ------   ---------

RETAIL PROPERTY
Academy Place Shopping Center, Colorado Springs...  1995/1980-82     84,347     97%     $   876,600    15      $10.66      Retail
                                                                  ---------  --------   -----------  ------   ---------
  TOTAL/WEIGHTED AVERAGE ALL PROPERTIES...........                5,324,255     97%     $43,588,764   436      $ 8.38
                                                                  ---------  --------   -----------  ------   ---------
                                                                  ---------  --------   -----------  ------   ---------

LEASE EXPIRATIONS FOR THE PROPERTIES

    The following table sets forth as of September 30, 1997 a schedule of lease expirations for the Properties, assuming that none of the tenants exercise renewal options or termination rights. The Company expects to benefit from increasing rental rates in its markets as its leases expire. There can be no assurance, however, that the Company will actually obtain this benefit or that the Company's rental rates won't decline as a result of renegotiated leases.

                                                             PERCENTAGE AND
                                                         CUMULATIVE PERCENTAGE                             PERCENTAGE AND
                                                         OF TOTAL LEASED SQUARE                        CUMULATIVE PERCENTAGE
                                                            FEET SUBJECT TO                           OF ANNUALIZED BASE RENT
                                        RENTABLE            EXPIRING LEASES           ANNUALIZED       UNDER EXPIRING LEASES
                       NUMBER OF       SQUARE FEET    ----------------------------    BASE RENT     ----------------------------
YEAR OF LEASE           LEASES         SUBJECT TO                     CUMULATIVE    UNDER EXPIRING                  CUMULATIVE
EXPIRATION             EXPIRING      EXPIRING LEASES   PERCENTAGE     PERCENTAGE        LEASES       PERCENTAGE     PERCENTAGE
------------------  ---------------  ---------------  -------------  -------------  --------------  -------------  -------------
1997..............            47           178,950            3.5%           3.5%    $  1,499,952           3.4%           3.4%
1998..............           124           975,702           18.8%          22.3%       7,540,380          17.3%          20.7%
1999..............            81           565,282           10.9%          33.2%       5,086,848          11.7%          32.4%
2000..............            84           648,036           12.5%          45.7%       6,672,960          15.3%          47.7%
2001..............            40           705,426           13.6%          59.3%       6,721,128          15.4%          63.1%
2002..............            39           438,373            8.5%          67.8%       4,493,148          10.3%          73.4%
2003..............             5           123,892            2.4%          70.2%       1,162,512           2.7%          76.1%
2004..............             4           541,296           10.4%          80.6%       4,903,776          11.3%          87.4%
2005..............             3           125,555            2.4%          83.0%       1,363,560           3.1%          90.5%
2006..............             5           414,633            8.0%          91.0%       1,877,736           4.3%          94.8%
2007 and
  thereafter......             4           468,125            9.0%         100.0%       2,266,764           5.2%         100.0%
                             ---     ---------------        -----          -----    --------------        -----          -----
                                                                           -----                                         -----
    Total.........           436         5,185,270          100.0%                   $ 43,588,764         100.0%
                             ---     ---------------        -----                   --------------        -----
                             ---     ---------------        -----                   --------------        -----

    As set forth in the foregoing table, as of September 30, 1997, leases representing 3%, 17%, 12% and 15%, respectively, of the Company's total Annualized Base Rent were scheduled to expire during 1997, 1998, 1999 and 2000, respectively. The Company will be subject to the risk that, upon expiration, certain of these or other leases will not be renewed, the space may not be relet, or the terms of renewal or reletting (including the cost of required renovations or concessions to tenants) may be less favorable than current lease terms. See "Risk Factors--Risks Inherent in Real Estate Investments--Lease Expirations; Renewal of Leases and Reletting of Unleased Space" in the accompanying Prospectus.

LEASE EXPIRATIONS FOR THE INDUSTRIAL PROPERTIES

    The following table sets forth as of September 30, 1997 the scheduled lease expirations for the Industrial Properties, assuming that none of the tenants exercise renewal options or termination rights.

                                                             PERCENTAGE AND
                                                         CUMULATIVE PERCENTAGE                             PERCENTAGE AND
                                                         OF TOTAL LEASED SQUARE                        CUMULATIVE PERCENTAGE
                                                            FEET SUBJECT TO                           OF ANNUALIZED BASE RENT
                                        RENTABLE            EXPIRING LEASES           ANNUALIZED       UNDER EXPIRING LEASES
                       NUMBER OF       SQUARE FEET    ----------------------------    BASE RENT     ----------------------------
YEAR OF LEASE           LEASES         SUBJECT TO                     CUMULATIVE    UNDER EXPIRING                  CUMULATIVE
EXPIRATION             EXPIRING      EXPIRING LEASES   PERCENTAGE     PERCENTAGE        LEASES       PERCENTAGE     PERCENTAGE
------------------  ---------------  ---------------  -------------  -------------  --------------  -------------  -------------
1997..............            43           168,816            4.6%           4.6%    $  1,371,600           5.4%           5.4%
1998..............           109           886,449           24.0%          28.6%       6,398,880          25.2%          30.6%
1999..............            65           453,001           12.3%          40.9%       3,427,512          13.4%          44.0%
2000..............            60           348,915            9.4%          50.3%       2,770,128          10.9%          54.9%
2001..............            24           454,906           12.3%          62.6%       3,288,576          12.9%          67.8%
2002..............            21           196,864            5.3%          67.9%       1,498,776           5.9%          73.7%
2003..............             4           105,982            2.9%          70.8%       1,020,012           4.0%          77.7%
2004..............             3           207,041            5.6%          76.4%       1,778,496           7.0%          84.7%
2005..............             1            42,508            1.1%          77.5%         219,336           0.9%          85.6%
2006..............             4           364,032            9.8%          87.3%       1,388,940           5.5%          91.1%
2007 and
  thereafter......             4           468,125           12.7%         100.0%       2,266,764           8.9%         100.0%
                             ---     ---------------        -----          -----    --------------        -----          -----
                                                                           -----                                         -----
    Total.........           338         3,696,639          100.0%                   $ 25,429,020         100.0%
                             ---     ---------------        -----                   --------------        -----
                             ---     ---------------        -----                   --------------        -----

LEASE EXPIRATIONS FOR THE SUBURBAN OFFICE PROPERTIES

    The following table sets forth as of September 30, 1997 the scheduled lease expirations for the Suburban Office Properties, assuming that none of the tenants exercise renewal options or termination rights.

                                                             PERCENTAGE AND
                                                         CUMULATIVE PERCENTAGE                             PERCENTAGE AND
                                                         OF TOTAL LEASED SQUARE                        CUMULATIVE PERCENTAGE
                                                            FEET SUBJECT TO                           OF ANNUALIZED BASE RENT
                                        RENTABLE            EXPIRING LEASES           ANNUALIZED       UNDER EXPIRING LEASES
                       NUMBER OF       SQUARE FEET    ----------------------------    BASE RENT     ----------------------------
YEAR OF LEASE           LEASES         SUBJECT TO                     CUMULATIVE    UNDER EXPIRING                  CUMULATIVE
EXPIRATION             EXPIRING      EXPIRING LEASES   PERCENTAGE     PERCENTAGE        LEASES       PERCENTAGE     PERCENTAGE
------------------  ---------------  ---------------  -------------  -------------  --------------  -------------  -------------
1997..............             3             6,501            0.5%           0.5%    $     92,016           0.5%           0.5%
1998..............            10            76,757            5.4%           5.9%         988,404           5.8%           6.3%
1999..............            14           109,267            7.8%          13.7%       1,629,600           9.4%          15.7%
2000..............            20           255,988           18.2%          31.9%       3,536,748          20.5%          36.2%
2001..............            14           237,934           16.9%          48.8%       3,225,348          18.7%          54.9%
2002..............            17           235,479           16.7%          65.5%       2,925,024          16.9%          71.8%
2003..............             1            17,910            1.3%          66.8%         142,500           0.8%          72.6%
2004..............             1           334,255           23.8%          90.6%       3,125,280          18.1%          90.7%
2005..............             2            83,047            5.9%          96.5%       1,144,224           6.6%          97.3%
2006..............             1            49,295            3.5%         100.0%         474,000           2.7%         100.0%
2007 and
  thereafter......             0           --                 0.0%         100.0%         --                0.0%         100.0%
                             ---     ---------------        -----          -----    --------------        -----          -----
                                                                           -----                                         -----
    Total.........            83         1,406,433          100.0%                   $ 17,283,144         100.0%
                             ---     ---------------        -----                   --------------        -----
                             ---     ---------------        -----                   --------------        -----

TENANTS

    The following table sets forth as of September 30, 1997 the Company's twenty largest tenants by annualized base rent.

                                                                                                SQUARE                 % OF TOTAL
                                                                                               FOOTAGE    ANNUALIZED   ANNUALIZED
TENANT                                                           PROPERTY                      OCCUPIED    BASE RENT   BASE RENT
--------------------------------------------------------------------------------------------  ----------  -----------  ----------
Boeing Company                                Kenyon Center & Orillia Office Park                429,095  $ 4,225,948      9.70%
Empire Funding Corporation                    9737 Great Hills Trail                              82,680    1,488,240      3.41%
Compression Labs                              350 E. Plumeria                                    142,700    1,198,680      2.75%
Qualcomm, Inc.                                Scripps Wateridge                                   74,558      939,430      2.16%
Credence Systems Corporation                  Fourier Avenue                                     104,400      938,352      2.15%
Hybritech, Inc.                               Carroll Tech I, II, & III                           88,829      937,264      2.15%
Global Associates                             Signal Building                                    109,780      890,316      2.04%
Sola International, Inc.                      2277 Pine View Way                                 120,480      831,948      1.91%
Quester Technology, Inc.                      47600 & 47633 Westinghouse Drive                    79,118      814,516      1.87%
CompHealth, Inc.                              Woodlands Tower II                                  49,698      786,466      1.80%
Sprint Communications                         6600 College Boulevard                              62,441      736,800      1.69%
Elo Touchsystems, Inc.                        6500 Kaiser Drive                                   78,611      707,496      1.62%
Spectra Laboratories                          Bedford Fremont Business Center                     58,732      681,843      1.56%
Hartford Insurance                            U.S. Bank Centre                                    37,820      661,020      1.52%
Robert Mondavi Corp.                          The Mondavi Building                               120,157      591,172      1.36%
Synnex Info. Tech.                            Spinnaker Court                                     69,230      560,928      1.29%
Leslie Poolmart, Inc.                         Dupont Industrial Center                           183,244      527,736      1.21%
American Express Travel                       Executive Center at Southbank                       52,144      521,440      1.20%
Saddleback Memorial Medical                   Laguna Hills Square                                 22,988      503,717      1.16%
Lifescan, Inc.                                Milpitas Town Center                                48,350      500,063      1.15%
                                                                                              ----------  -----------  ----------
TOTAL TWENTY LARGEST TENANTS                                                                   2,015,055  $19,043,375     43.70%
                                                                                              ----------  -----------  ----------
                                                                                              ----------  -----------  ----------
TOTAL PORTFOLIO                                                                                5,324,255  $43,588,764    100.00%
                                                                                              ----------  -----------  ----------
                                                                                              ----------  -----------  ----------

                                USE OF PROCEEDS

    The net cash proceeds to the Company from the sale of Common Stock offered hereby are estimated to be approximately $128.1 million or approximately $147.3 million if the Underwriters' over-allotment option is exercised in full. The Company intends to use the net cash proceeds of the Offering to repay all indebtedness outstanding under the Company's Credit Facility (which amounted to approximately $119 million as of October 20, 1997). The Company intends to use any remaining net proceeds to purchase additional properties and for general corporate purposes, including working capital. The Company is continuously engaged, in the ordinary course of its business, in the evaluation of properties for acquisition. Pending application of any remaining net proceeds, the Company will invest such portion of the net proceeds in interest-bearing accounts and short-term, interest-bearing securities, which are consistent with the Company's intention to qualify for taxation as a REIT. Such investments may include, for example, government and governmental agency securities, certificates of deposit and interest-bearing bank deposits.

    As of September 30, 1997, the weighted average interest rate on the indebtedness expected to be repaid with the net proceeds of the Offering was 7.35% and the maturity date of such indebtedness was June 1, 2000.

              PRICE RANGE OF COMMON STOCK AND DISTRIBUTION HISTORY

    The Common Stock of the Company trades on the New York Stock Exchange ("NYSE") and the Pacific Exchange under the symbol "BED." The following table sets forth, for the periods indicated, the quarterly high and low sale prices per share reported on the NYSE and the dividends declared per share by the Company on the Common Stock during each quarterly period since the first quarter of 1995. All of the following quotations have been adjusted to reflect the one-for-two reverse stock split of the Common Stock effected on March 29, 1996.

                                                                    SALE PRICE
                                                               --------------------   DIVIDENDS
                                                                 HIGH        LOW      DECLARED
                                                               ---------  ---------  -----------
1995
  First Quarter..............................................  $  12 3/4  $  10 3/4   $     .19
  Second Quarter.............................................  $  11 3/4  $  10 1/4   $     .21
  Third Quarter..............................................  $  13 1/2  $  11 1/4   $     .21
  Fourth Quarter.............................................  $  15 1/4  $  12 3/4   $     .21
1996
  First Quarter..............................................  $  15 1/4  $      14   $     .24
  Second Quarter.............................................  $      16  $  12 3/8   $     .24
  Third Quarter..............................................  $  14 5/8  $  12 3/4   $     .26
  Fourth Quarter.............................................  $  17 1/2  $  14 1/8   $     .26
1997
  First Quarter..............................................  $  21 1/4  $  16 5/8   $     .26
  Second Quarter.............................................  $  20 1/8  $      17   $     .27
  Third Quarter..............................................  $      22  $      19   $     .30
  Fourth Quarter (through October 20, 1997)..................  $22 15/16  $20 15/16      N/A

    As of October 14, 1997 the Company had 500 record holders of Common Stock. On October 29, 1997, the last reported sale price of the Common Stock on the NYSE was $20 13/16 per share.

    On September 4, 1997 the Company announced an 11.1% increase in its quarterly Common Stock dividend from $.27 per share to $.30 per share, which is equal to $1.20 on an annualized basis. The higher dividend rate commenced with the Company's third quarter of 1997 dividend. The Company previously announced, in May 1997, a 3.8% increase in its quarterly dividend from $.26 per share to $.27 per share which, together with the September increase, represents a total increase of 15.4% in the Company's Common Stock dividend in 1997.

    None of the dividends declared in 1996 represented a return of capital for tax purposes. Furthermore, the Company currently anticipates that none of the dividends declared in 1997 will represent a return of capital for tax purposes. There can be no assurance, however, that the estimate for 1997 will not vary from actual results for 1997 which will depend, in 1997 and future years, among other things, upon the Company's actual taxable income and amounts distributed.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company (i) as of September 30, 1997, and (ii) as adjusted to give effect to the conversion of the 8,333,334 shares of Convertible Preferred Stock into 4,166,667 shares of Common Stock on October 14, 1997, the issuance of the 6,300,000 shares of Common Stock offered hereby and the application of a portion of the net proceeds therefrom to repay indebtedness under the Credit Facility.

                                                                                             AS OF SEPTEMBER 30,
                                                                                                    1997
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                               (IN THOUSANDS)
Debt:
  Credit Facility (1)....................................................................  $   97,645   $  --
  Mortgage Loans.........................................................................      60,455      60,455
                                                                                           ----------  -----------
    Total Debt...........................................................................     158,100      60,455
                                                                                           ----------  -----------
Convertible Preferred Stock:
  Series A Convertible Preferred Stock: $.01 par value;
    10,000,000 authorized; 8,333,334 issued and outstanding, actual; none issued and
    outstanding, as adjusted.............................................................      50,000      --
                                                                                           ----------  -----------
Minority Interest in Consolidated Partnership............................................       1,497       1,497
                                                                                           ----------  -----------
Common Stock and Other Stockholders' Equity:
  Preferred Stock: $.01 par value; 10,000,000 authorized;
    none issued and outstanding..........................................................      --          --
  Common Stock: $.02 par value; 50,000,000 authorized;
    11,164,700 issued and outstanding, actual; 21,631,367 issued and outstanding, as
    adjusted (2).........................................................................         223         433
  Additional paid-in capital.............................................................     223,104     400,948
  Accumulated losses and distributions in excess of net income...........................     (62,455)    (62,455)
                                                                                           ----------  -----------
      Total Common Stock and Other Stockholders' Equity..................................     160,872     338,926
                                                                                           ----------  -----------
      Total Capitalization...............................................................  $  370,469   $ 400,878
                                                                                           ----------  -----------
                                                                                           ----------  -----------

------------------------
(1) The outstanding balance under the Credit Facility as of October 20, 1997 was approximately $119 million.

(2) Does not include 95,049 shares of Common Stock reserved for issuance upon the conversion of partnership units issued by the Company in connection with its acquisition of certain Properties in December, 1996 utilizing a Down REIT acquisition structure.

                                   MANAGEMENT

    The following table sets forth certain information concerning the Company's Directors and senior officers. Officers of the Company serve at the discretion of the Board of Directors, subject, in the case of Mr. Bedford, to the terms of an employment agreement. In addition to the Company's senior officers, 26 employees assist with the management of the Company's day-to-day operations.

NAME                                         AGE                                   POSITION
---------------------------------------      ---      ------------------------------------------------------------------
Peter B. Bedford.......................          59   Chairman of the Board and Chief Executive Officer
Scott R. Whitney.......................          45   Senior Vice President and Chief Financial Officer
James R. Moore.........................          57   Senior Vice President of Property/Asset Management
Robert E. Pester.......................          40   Senior Vice President of Acquisitions (Bedford Acquisitions)
Hanh Kihara............................          49   Vice President and Controller
Claude M. Ballard......................          68   Director, Limited Partner of the Goldman Sachs Group, L.P.
Anthony Downs..........................          66   Director, Senior Fellow at the Brookings Institution
Thomas G. Eastman......................          51   Director, Director and Co-Founder of Aldrich Eastman Waltch
Anthony M. Frank.......................          66   Director, Chairman, Acrogen, Inc.; former Chairman of First
                                                        Nationwide Bank
Thomas H. Nolan, Jr....................          40   Director, Director of AEW Capital Management, L.P.
Martin I. Zankel.......................          63   Director, Senior Partner, Bartko, Zankel, Tarrant & Miller

COMPANY OFFICERS

    Mr. Bedford has been Chairman of the Board since May 1992 and Chief Executive Officer since November 1992. He has served as a Director of the Company since February 1991. Mr. Bedford has been engaged in the commercial real estate business, primarily in the Western United States, for over 30 years and has been responsible for the acquisition, ownership, development and management of an aggregate of approximately 19 million square feet of industrial, office and retail properties, as well as land, in 14 states. Mr. Bedford serves on the boards of directors of BankAmerica Corporation, Bixby Ranch Company, a real estate investment company, and First American Title Guarantee Co., a title insurance company. Mr. Bedford is the recipient of numerous awards recognizing his contributions to the real estate industry and serves as a trustee of the Urban Land Institute, a governor of the Urban Land Foundation and an overseer of the Hoover Institution. His previous experience also includes serving as Vice Chairman of the National Realty Committee and of the Hoover Institution and as Chairman of the Real Estate Advisory Board of the Wharton School of Business. Mr. Bedford received his B.A. in Economics from Stanford University.

    Mr. Whitney became Senior Vice President and Chief Financial Officer of the Company in September 1997. From 1995 to 1997, Mr. Whitney served as Senior Vice President/Chief Financial Officer of WCI Communities of Naples, Florida, a master planned community developer. From 1984 to 1995, Mr. Whitney served in various positions at Equity Group Investments Inc. and affiliates, a full service real estate investment and management concern, most recently as Executive Vice President/Chief Financial Officer of Equity Institutional Investors. Mr. Whitney has been a certified public accountant since 1976. Mr. Whitney received a B.S. in accounting/finance from Northern Illinois University.

    Mr. Moore joined the Company as Senior Vice President of Property/Asset Management in September 1995. From 1983 to 1994, he was Managing Director of Cushman & Wakefield, an international commercial real estate services firm. Mr. Moore was also a branch manager and commercial real estate broker at Cushman & Wakefield. He has served on the Board of Trustees of The Lindsay Museum in Walnut Creek, California since 1984. Mr. Moore has studied at the Commercial Investment Real Estate

Institute and has lectured at the University of San Francisco and San Francisco State University. He received a B.A. in History from the University of California at Berkeley, an M.B.A. from the University of San Francisco and is currently working toward a Doctor of Business Administration at Golden Gate University.

    Mr. Pester has been Senior Vice President of Acquisitions and Development of Bedford Acquisitions since February 1994. Prior to joining Bedford Acquisitions, he was a real estate investment consultant from 1992 to 1993, President of the Development Division of Bedford Property Holding LTD., Inc from 1989 to 1992 and Vice President of Cushman & Wakefield in Northern California from 1980 to 1989. Mr. Pester received a B.S. in Economics and in Political Science from the University of California at Santa Barbara.

    Ms. Kihara has been the Controller of the Company since May 1993 and a Vice President since May 1997. Prior to joining the Company she was Controller and Assistant Controller of Bedford Property Holding LTD., Inc from 1990 to 1993. From 1986 to 1990, Ms. Kihara was a Manager of Armstrong, Gilmour and Associates, a certified public accounting firm. Ms. Kihara has been a certified public accountant since 1989. Ms. Kihara received a B.S. in Administration and Accounting from California State University--Hayward.

                                  UNDERWRITING

    Subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to the underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase, the respective number of shares of Common Stock set forth below opposite their respective names.

                                                                                   NUMBER OF
UNDERWRITER                                                                          SHARES
---------------------------------------------------------------------------------  ----------
Lehman Brothers Inc. ............................................................
BancAmerica Robertson Stephens...................................................
Smith Barney Inc. ...............................................................
Sutro & Co. Incorporated.........................................................
                                                                                   ----------
    Total........................................................................   6,300,000
                                                                                   ----------

    The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Common Stock are subject to certain conditions precedent and that if any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all shares of Common Stock must be so purchased.

    The Company has been advised by the Underwriters that they propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and to certain
dealers at such public offering price less a concession not in excess of $   per
share. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $   per share to certain other underwriters or to certain other brokers or dealers. After the initial public offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriters.

    The Company has granted to the Underwriters an option to purchase up to an additional 945,000 shares of Common Stock at the initial public offering price less underwriting discounts and commissions, solely to cover over-allotments, if any. The Underwriters may exercise this option at any time up to 30 days after the date of this Prospectus Supplement. To the extent that the Underwriters exercise this option, each of the Underwriters will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such Underwriter's initial commitment reflected in the foregoing table.

    The Company, the directors and senior officers of the Company and BPLP have agreed, subject to certain exceptions, that they will not, without the prior written consent of Lehman Brothers Inc., directly or indirectly, for a period of 90 days with respect to the directors, for a period of 120 days with respect to BPLP and for a period of 180 days with respect to the Company and the senior officers after the date hereof, sell, offer to sell, grant any option for sale of, or otherwise dispose of, or enter into any agreement to sell, any shares of Common Stock or any securities convertible or exchangeable or exercisable for Common Stock.

    In connection with the Offering, the rules of the Securities and Exchange Commission permit the Underwriters to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

    In addition, if the Underwriters over-allot (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), and thereby create a short position in the Common Stock in connection with the Offering, the Underwriters may reduce that short position by purchasing Common Stock in the open market. The Underwriters also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

    In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

    Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

    In addition, Mr. Bedford is a director of BancAmerica Corporation, an affiliate of BancAmerica Robertson Stevens.

                 SUBJECT TO COMPLETION, DATED OCTOBER 29, 1997


PROSPECTUS


                               20,000,000 SHARES
                                4,166,667 SHARES


    [LOGO]

                           BEDFORD PROPERTY INVESTORS, INC.

                                  COMMON STOCK

                               ------------------


    Bedford Property Investors, Inc., a Maryland corporation (the "Company"), may offer from time to time, up to 20,000,000 shares (the "Company Shares") of the Company's common stock, par value $0.02 per share (the "Common Stock"), in amounts, at prices and on terms to be determined at the time of sale. In addition, Bed Preferred No. 1 Limited Partnership ("BPLP" or the "Selling Stockholder") may offer from time to time up to 4,166,667 shares (the "Selling Stockholder Shares") (the "Company Shares" and the "Selling Stockholder Shares" to be generally or collectively referred to as the "Shares") of Common Stock in amounts, at prices and on terms to be determined at the time of sale. The Selling Stockholder Shares offered hereby were issued to the Selling Stockholder on October 14, 1997 upon conversion by the Selling Stockholder of its 8,333,334 shares of the Company's Series A Convertible Preferred Stock, par value $.01 per share (the "Convertible Preferred Stock"), into shares of Common Stock.



    The number of Shares offered pursuant to this Prospectus, the terms of the offering of such Shares and the initial price and the net proceeds to the Company or the Selling Stockholder from the sale thereof will be, where applicable, set forth in an accompanying supplement to this Prospectus (a "Prospectus Supplement").



    The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") and the Pacific Exchange (the "PSE") under the symbol "BED." Any Common Stock offered pursuant to a Prospectus Supplement will be listed on such exchanges, subject to official notice of issuance.



    The Company and the Selling Stockholder may sell Shares directly or through agents, underwriters or dealers designated from time to time, and the Company may sell Shares pursuant to a dividend reinvestment plan. If any agents, underwriters or dealers are involved in the sale of the Shares, the names of such agents, underwriters or dealers and any applicable commissions or discounts and the net proceeds to the Company or the Selling Stockholder from such sale will be set forth in the applicable Prospectus Supplement.



    SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE COMMON STOCK.


                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------


               The date of this Prospectus is            , 1997.

                             AVAILABLE INFORMATION


    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement, as well as such reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov. Such reports, proxy statements and other information of or concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the offices of the Pacific Exchange at 301 Pine Street, San Francisco, California 94104.


    The Company has filed with the Commission a Registration Statement (of which this Prospectus is a part) on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission, and in the exhibits thereto. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices listed above.


    THIS PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (WITHOUT EXHIBITS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE WITHOUT CHARGE UPON REQUEST. REQUESTS FOR DOCUMENTS SHOULD BE DIRECTED TO BEDFORD PROPERTY INVESTORS, INC., 270 LAFAYETTE CIRCLE, LAFAYETTE, CALIFORNIA 94549,
ATTENTION: INVESTOR RELATIONS (TELEPHONE: (510) 283-8910).


                            ------------------------


    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THE OFFERING. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION" IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT, IF ANY.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents are incorporated by reference in this Prospectus:

1. The Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

2.  The Registrant's Current Report on Form 8-K filed on January 9, 1997.

3.  The Registrant's Current Report on Form 8-K/A filed on February 4, 1997.

4. The Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997.

5.  The Registrant's Current Report on Form 8-K filed on July 23, 1997.

6. The Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997.


7.  The Registrant's Current Report on Form 8-K/A filed on September 19, 1997.



8.  The Registrant's Current Report on Form 8-K filed on October 21, 1997.



9. The description of the Registrant's Common Stock set forth in the Registrant's registration statement on Form 8-B as filed with the Commission on July 26, 1993, under the Exchange Act.


    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the filing hereof and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY



    Bedford Property Investors, Inc., a Maryland corporation, is a self-administered and self-managed equity REIT engaged in the business of owning, managing, acquiring and developing industrial and suburban office properties proximate to selected metropolitan areas primarily in the Western United States. As of September 30, 1997, the Company owned and operated, either directly or through one of its wholly-owned subsidiaries, 63 properties aggregating approximately 5.3 million rentable square feet and comprised of 45 industrial properties (the "Industrial Properties"), 17 suburban office properties (the "Suburban Office Properties") and one retail property (the "Retail Property"). The Industrial Properties, the Suburban Office Properties and the Retail Property are hereinafter referred to individually as a "Property" and collectively as the "Properties." As of September 30, 1997, the Properties were approximately 97% occupied by over 400 tenants. The Company's Properties are located in Northern and Southern California, Oregon, Washington, Arizona, Nevada, Utah, Colorado, Texas and Kansas.



    The Company seeks to grow its asset base through the acquisition of industrial and suburban office properties and portfolios of such properties, as well as through the development of new industrial and suburban office properties. The Company's strategy is to operate in suburban markets that are experiencing, or are expected by the Company to experience, economic growth. The Company also seeks markets that are subject to limitations on the development of similar properties. The Company believes that employment growth is a reliable indicator of future demand for both industrial and suburban office space. In addition, the Company believes that certain supply-side constraints, such as limited availability of undeveloped land in a market, increase a market's potential for higher average rents over time. The Company is currently targeting selected markets in which the Company Properties are located as well as selected markets in which the Company has expertise. The Company believes that due to recent economic improvements in these markets, and related improvements in the commercial property markets, an investment in industrial and suburban office properties in these markets, and in particular in California, provides the potential for attractive returns through increased occupancy levels, rents and real estate values.



    The Company is led by a professional management team who have on average over 20 years of experience in the ownership, management, acquisition and development of industrial and suburban office properties. Peter B. Bedford, the Company's Chairman and Chief Executive Officer, has been engaged in the commercial real estate business, primarily in the Western United States, for over 30 years and has been responsible for the ownership, management, acquisition and development of an aggregate of approximately 19 million square feet of industrial, office and retail properties, as well as land in 14 states.



    Until October 14, 1997, BPLP, a Delaware limited partnership beneficially owned by an investment fund managed by AEW Capital Management was the holder of all of the outstanding shares of the Company's Convertible Preferred Stock. On October 14, 1997, BPLP elected to convert these shares of Convertible Preferred Stock into the 4,166,667 shares of Common Stock which may be offered for sale by BPLP hereunder.

                                  RISK FACTORS

    WHEN USED IN THIS PROSPECTUS, THE WORDS "BELIEVES," "ANTICIPATES," "EXPECTS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, INCLUDING, BUT NOT LIMITED TO, THOSE SET FORTH BELOW. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS WHICH MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

    In addition to the other information contained or incorporated by reference in this Prospectus, prospective investors should carefully consider the following factors before purchasing the Common Stock offered hereby.

GEOGRAPHIC CONCENTRATION; DEPENDENCE ON CALIFORNIA ECONOMY


    As of September 30, 1997, approximately 55% of the Company's total annualized base rent was generated by its Properties located in the State of California. As a result of this geographic concentration, the performance of the commercial real estate markets and the local economies in various areas within California could affect the value of such Properties and the rental income from such Properties and, in turn, the Company's results of operations. In addition, the geographic concentration of the Company's Properties in California in close proximity to regions known for their seismic activity exposes the Company to the risk that operating results could be materially affected by a significant earthquake. See "--Risks Inherent in Real Estate Investments--Effect of Uninsured Loss."


HISTORICAL LOSSES; POSSIBILITY OF FUTURE LOSSES


    As a result of investments made under the Company's prior management team, the Company had losses of $12.3 million, $5.5 million, $21.9 million and $286,000 for fiscal years 1990 through 1993, respectively, before taking into account the gain on the extinguishment of debt in 1992 and gains on sales of investments and joint venture partnerships in 1993. Although such losses were due in large part to investments which the Company subsequently divested, there can be no assurance that the Company will not incur significant losses in the future. As of September 30, 1997, the Company's consolidated balance sheet reflected accumulated losses and distributions in excess of net income aggregating approximately $62.5 million, resulting from the losses referred to above and the fact that aggregate dividends to stockholders have exceeded net income.


RISKS INHERENT IN REAL ESTATE INVESTMENTS

    GENERAL

    Real property investments are subject to numerous risks. The yields available from an equity investment in real estate depend on the amount of income generated and costs incurred by the related properties. If properties in which the Company invests do not generate sufficient income to meet costs, including debt service, tenant improvements, third-party leasing commissions and capital expenditures, the Company's results of operations and ability to make distributions to its stockholders will be adversely affected. Revenues and values of the Company's properties may be adversely affected by a number of factors, including the national economic climate, the local economic climate, local real estate conditions (such as an oversupply of space or a reduction in demand for real estate in an area), the attractiveness of the properties to tenants, competition from other available space, the ability of the Company to provide adequate maintenance and insurance and to cover other operating costs, government regulations and changes in real estate, zoning or tax laws, interest rate levels, the availability of financing and potential liabilities under environmental and other laws. Historically, the Company has had tenants leasing space in the Properties who occasionally have been delinquent in their payments. Further, because the Company generally does not have extensive historical or financial information on the tenants in its recently acquired Properties, there may be tenants in the Company's recently acquired Properties who, unknown to the Company, were delinquent in the payment of their rent in the past. As substantially all of the Company's income is derived from rental income from real property, the Company's results of operations and ability to make distributions to stockholders would be adversely affected if a number of the Company's tenants or one or more of the Company's significant tenants were unable to meet their obligations to the Company or failed to renew their leases with the Company, or if the rental rates upon reletting or renewal of leases were significantly lower than current rates or if the Company were unable to lease a significant amount of space on economically favorable terms or at all. In addition, certain significant expenditures associated with each equity investment (such as debt service, real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in rental income from the investment. Should such events occur, the Company's results of operations and ability to make distributions to stockholders could be adversely affected.

    LEASE EXPIRATIONS; RENEWAL OF LEASES AND RELETTING OF UNLEASED SPACE


    As of September 30, 1997, leases representing 3%, 17%, 12% and 15% of the Company's total annualized base rent were scheduled to expire during 1997, 1998, 1999 and 2000, respectively. The Company will be subject to the risk that, upon expiration, certain of these or other leases will not be renewed, the space may not be relet, or the terms of renewal or reletting (including the cost of required renovations or concessions to tenants) may be less favorable than current lease terms. In addition, the Company expects to incur costs in making improvements or repairs to its Properties required by new or renewing tenants and expenses associated with brokerage commissions payable in connection with the reletting of space. Similarly, rental income may be reduced due to vacancies resulting from lease expirations or by construction of tenant improvements required by renewing or new tenants. If the Company is unable to promptly renew leases or relet space or to fund expenses relating to tenant turnover, if the terms of any such renewal or reletting are less favorable than current lease terms, or if the expenses relating to tenant turnover are greater than expected, the foregoing could have a material adverse effect on the Company and its ability to make distributions to stockholders.


    DEPENDENCE ON CERTAIN TENANTS


    As of September 30, 1997, twenty of the Company's tenants accounted for approximately 44% of its total annualized base rent. If the Company were to lose any one or more of such tenants, or if any one or more of such tenants were to declare bankruptcy or to fail to make rental payments when due, there could be a material adverse effect on the Company and its ability to make distributions to stockholders. See "--Bankruptcy of Tenants."


    BANKRUPTCY OF TENANTS

    At any time, a tenant could seek the protection of the bankruptcy laws, which might result in the modification or termination of such tenant's lease and cause a reduction in the cash flow of the Company. In addition, a tenant from time to time may experience a downturn in its business which may weaken its financial condition and result in its failure to make rental payments when due. In the event of default by or bankruptcy of a tenant, the Company may experience delays in enforcing its rights as lessor and may incur substantial costs in protecting its investment. The default, bankruptcy or insolvency of a major tenant may have an adverse effect on the Company and its ability to make distributions to stockholders. Moreover, a substantial number of the Company's tenants are professionals or small- or medium-sized businesses, which are generally more susceptible to the foregoing risks than are large, well-capitalized enterprises.

    RISKS ASSOCIATED WITH REAL ESTATE ACQUISITION AND DEVELOPMENT

    The Company intends to actively seek to acquire industrial and suburban office properties and portfolios of such properties, which may include the acquisition of other companies and business entities owning such properties. Although the Company will engage in due diligence with respect to each new acquisition, there can be no assurance that the Company will be aware of all potential liabilities and problems associated with such properties, and the Company may have limited contractual recourse, or no contractual recourse, against the sellers of such properties. In that regard, the Company only recently acquired a number of its Properties, and there can be no assurance that the Company is aware of all potential liabilities and problems associated with these recently acquired Properties. Moreover, it is likely that in the future, the majority of the Company's properties and portfolios of properties will be acquired on an "as is" basis, with limited recourse against the sellers. In addition, acquisitions of new properties entail risks that the investments will fail to perform in accordance with expectations, and estimates of the costs of improvements to bring an acquired property up to the Company's standards, and standards established for the market position intended for that property, may prove inaccurate. To the extent that the Company acquires properties with substantial vacancies (as it has in the past), there is a risk that the Company will be unable to lease vacant space in a timely manner or at all, and that the costs of obtaining tenants (such as tenant improvements, lease concessions and brokerage commissions) could prove more costly than anticipated.

    The Company will be subject to a number of risks relating to the development of any industrial and suburban office property projects it decides to develop, including the risks that financing for such development may not be available on favorable terms, that a project may not be completed or may not be completed on schedule or for the amount planned (resulting in increased debt service expense and construction costs) and that newly constructed properties may not be leased on profitable terms or at all. Timely construction may be adversely affected by the failure to obtain governmental permits, by environmental matters, by local or national strikes and by local or national shortages in building materials or supplies or fuel for equipment. Any of the foregoing could adversely affect the Company and its ability to make distributions to stockholders.

    EFFECT OF UNINSURED LOSS

    The Company currently carries general liability coverage with primary limits of $1 million per occurrence and $2 million in the aggregate, as well as a $20 million umbrella liability policy. The Company carries property insurance on a replacement value basis covering both the cost of direct physical damage and the loss of rental income. Separate flood and earthquake insurance is provided with an annual aggregate limit of $10 million, subject to varying deductibles of 5% to 10% of total insurable value per building with respect to earthquake coverage. Certain types of losses, however (such as losses due to acts of war, nuclear accidents or pollution), may be either uninsurable or not economically insurable. Likewise, certain losses could exceed the limits of the Company's insurance policies or could cause the Company to bear a substantial portion of those losses due to deductibles under those policies. Should an uninsured loss occur, the Company could lose both its invested capital in and anticipated cash flow from the property and would continue to be obligated to repay any outstanding indebtedness incurred to acquire such property. In addition, a majority of the Properties are located in areas that are subject to earthquake activity. Although the Company has obtained earthquake insurance policies for all of its Properties, should one or more Properties sustain damage as a result of an earthquake, the Company may incur substantial losses up to the amount of the deductible under its earthquake policy and, additionally, to the extent that the damage exceeds the policy's maximum coverage. Although the Company has obtained owner's title insurance policies for each of the Properties, the title insurance may be in an amount less than the current market value of certain of the Properties. If a title defect results in a loss that exceeds insured limits, the Company could lose all or part of its investment in, and anticipated gains (if any) from, such Property.

SUBSTANTIAL INCREASE IN DIVIDEND REQUIREMENTS; POSSIBLE INABILITY TO SUSTAIN
  DIVIDENDS


    Any new shares of Common Stock issued hereunder could substantially increase the cash required to continue to pay cash dividends at current levels. Any Common Stock or preferred stock that may in the future be issued to finance acquisitions, upon exercise of stock options or otherwise, would have a similar effect. See "--Shares Available for Future Sale." The Company's ability to pay dividends will depend in large part on the performance of its Properties and other properties that it may acquire in the future. In addition, the Company's existing credit facility (the "Credit Facility") places certain limitations on the Company's ability to pay quarterly dividends to stockholders. The Company is currently renegotiating these and other provisions in its Credit Facility, although there can be no assurance that such renegotiation will result in the Company acquiring additional flexibility in its ability to pay dividends.


    In addition, the Company's ability to pay dividends is based upon a number of uncertainties. In particular, the Company only recently acquired a number of its Properties and, therefore, has a limited operating history with respect to those Properties. The Company's ability to pay dividends depends in large part upon whether these recently acquired Properties, as well as the Company's other Properties and future acquisitions, perform in accordance with expectations. Likewise, the Company's ability to pay dividends will depend upon, among other things, occupancy levels at its Properties, its ability to enter into new leases upon expiration of current leases and costs associated with the renewal or reletting of space, expenditures with respect to existing and newly acquired Properties, the amount of its debt and the interest rate thereon, default or bankruptcy by tenants, and other costs relating to its Properties, as well as the continued absence of significant expenditures relating to environmental or other regulatory matters. Most of these matters are beyond the control of the Company and it is unlikely that the Company's expectations with respect to these matters will prove accurate in all respects. A significant difference between such expectations and actual results could have a material adverse effect on the Company and its ability to pay dividends.


    The Company's ability to pay dividends on the Common Stock is further limited by the laws of Maryland, its state of incorporation. Under the Maryland General Corporate Law, as amended (the "MGCL"), a Maryland corporation may not make a distribution if, after giving effect to such distribution, either (i) the corporation would not be able to pay indebtedness of the corporation as such indebtedness becomes due in the usual course of business or (ii) the corporation's total assets would be less than the sum of the corporation's total liabilities plus (unless the corporation's charter provides otherwise, which the Company's charter (the "Charter") does with respect to dividends but does not with respect to distributions by redemption or other acquisition of shares or otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. Thus, the Company cannot make a distribution, except by dividend, on the Common Stock if, after giving effect to the distribution, the Company's total assets would be less than the sum of the Company's liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of the holders of any shares of preferred stock then outstanding if the Company were to be dissolved at the time of the distribution.


TAX RISKS; RISKS ASSOCIATED WITH REIT STATUS

    ADVERSE CONSEQUENCES OF THE FAILURE TO MAINTAIN QUALIFICATION AS A REIT

    The Company believes that it has operated so as to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with the taxable year 1985. However, no assurance can be given that the Company will be able to continue to operate in a manner enabling it to remain so qualified or that it will not be found to have failed to qualify as a REIT for a prior tax year. In that regard (as discussed below), it is uncertain whether the Company properly requested written statements from certain stockholders for tax year 1993 as required by the regulations issued by the United States Treasury

Department (the "Treasury Regulations") under the Code. Qualification as a REIT involves the application of highly technical and complex Code provisions which have only a limited number of judicial and administrative interpretations, and the determination of various factual matters and circumstances not entirely within the Company's control may have an impact on its ability to maintain its qualification as a REIT. For example, in order to qualify as a REIT, at least 95% of the Company's gross income in any year must be derived from qualifying sources and the Company must make distributions to stockholders aggregating annually at least 95% of its REIT taxable income (excluding net capital gains). In addition, no assurance can be given that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to the Company's qualification as a REIT or the federal income tax consequences of such qualification. The Company, however, is not aware of any proposal to amend the tax laws that would significantly and adversely affect the Company's ability to continue to operate as a REIT.


    As a condition to maintaining its status as a REIT, the Code, and the Treasury Regulations promulgated thereunder, contain a requirement (the "Five or Fewer Requirement") that, during the last half of each taxable year, not more than 50% in value of the REIT's outstanding stock be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities). For purposes of the Five or Fewer Requirement, the Code generally permits a look-thru rule that treats shares of stock in a REIT held by certain tax-exempt entities as held directly by their beneficiaries. In order to determine if a REIT satisfies the Five or Fewer Requirement, the Treasury Regulations require a REIT to request written statements concerning the ownership of its capital stock from certain stockholders of record (the "Stockholder Polling Requirements"). For tax year 1993 (and possibly for certain prior years which tax counsel referred to below believes are outside the normal period for federal tax audit), it is uncertain whether the Company properly requested the written statements required by the Stockholder Polling Requirements from certain clearing organizations holding Common Stock as nominees for the beneficial owners of such shares. However, the Company did employ stockholder polling procedures for tax year 1993 which it believes went beyond what is required by the Treasury Regulations under the Code in providing stockholder ownership information for purposes of determining whether the Company had satisfied the Five or Fewer Requirement. In that regard, the Company has received an opinion of Shearman & Sterling, counsel to the Company, to the effect that, based on various assumptions and factual representations made by the Company, the Company has not, by virtue of the Stockholder Polling Requirements, failed to qualify as a REIT with respect to tax year 1993. However, such opinion is not binding on the Internal Revenue Service (the "IRS"). If the IRS were to successfully challenge such compliance, the Company would lose its status as a REIT as of the first taxable year in which it was considered not to have complied with such requirements.


    If the Company fails to maintain its qualification as a REIT, or is found not to have qualified as a REIT for any prior year, the Company would not be entitled to deduct dividends paid to its stockholders and would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. In addition, unless entitled to relief under certain statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would reduce amounts available for investment or distribution to stockholders because of the additional tax liability to the Company for the year or years involved. In addition, the Company would no longer be required by the Code to make any distributions. As a result, disqualification of the Company as a REIT could have a material adverse effect on the Company and its ability to make distributions to stockholders. To the extent that distributions to stockholders have been made in anticipation of the Company's qualifying as a REIT, the Company might be required to borrow funds or to liquidate certain of its investments to pay the applicable tax.

    EFFECT OF DISTRIBUTION REQUIREMENTS

    To maintain its status as a REIT, the Company is required each year to distribute to its stockholders at least 95% of its taxable income (excluding net capital gains). In addition, the Company is subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income and 95% of its capital gain net income for the calendar year plus any amount of such income not distributed in prior years. Although the Company anticipates that cash flow from operations will be sufficient to enable it to pay its operating expenses and meet the distribution requirements discussed above, there can be no assurance that this will be the case and it may be necessary for the Company to incur borrowings or otherwise obtain funds to satisfy the distribution requirements associated with maintaining its qualification as a REIT. In addition, differences in timing between the receipt of income and the payment of expenses in arriving at taxable income of the Company could require the Company to incur borrowings or otherwise obtain funds to meet the distribution requirements that are necessary to maintain its qualification as a REIT. There can be no assurance that the Company will be able to borrow funds or otherwise obtain funds if and when necessary to satisfy such requirements.

TRANSFER AND OWNERSHIP LIMITATIONS


    For the purpose of preserving the Company's REIT qualification, the Company's Charter provides that no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Code, more than 5% (in value) of the aggregate outstanding shares of all classes of stock of the Company or more than 5% (in number or value, whichever is more restrictive) of the outstanding shares of Common Stock, with certain exceptions. In addition, no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Code, any shares of any class of the Company's stock if such ownership would cause more than 50% in value of the Company's outstanding stock to be owned by five or fewer individuals, would result in the Company's stock being beneficially owned by less than 100 persons (determined without reference to any rule of attribution) or would otherwise result in the Company's failure to qualify as a REIT. Acquisition or ownership (actual or constructive) of the Company's stock in violation of these restrictions results in automatic transfer of such stock to a trust for the benefit of a charitable beneficiary or, under certain specified circumstances, the violative transfer may be deemed void ab initio or the Company may choose to redeem the violative shares. Mr. Bedford and BPLP are subject to higher ownership limitations than the other stockholders. Specifically, Mr. Bedford is not permitted to own more than 15% of the lesser of the number or value of the outstanding shares of Common Stock and BPLP is not permitted to own more than 58% of the lesser of the number or value of the outstanding shares of Common Stock.



    The constructive ownership rules are complex and may cause Common Stock owned beneficially or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 5% of the number or value of outstanding Common Stock (or the acquisition of an interest in an entity which owns Common Stock) by an individual or entity could cause that individual or entity (or another individual or entity) to constructively own Common Stock in excess of the limits described above, and thus subject such stock to the ownership restrictions in the Charter.


DEPENDENCE ON KEY PERSONNEL

    The Company is highly dependent on the efforts of its senior officers, and in particular Peter B. Bedford, its Chairman and Chief Executive Officer. While the Company believes that it could find replacements for these key personnel, the loss of their services could have a material adverse effect on the Company. In addition, the Credit Facility provides that it is an event of default thereunder if Mr. Bedford ceases for any reason to be the Chairman or Chief Executive Officer of the Company and a replacement reasonably satisfactory to the lenders thereunder has not been appointed by the Board of Directors within six months thereafter. Mr. Bedford and the Company have entered into an amended employment agreement pursuant to which Mr. Bedford has agreed to serve as Chairman of the Board and Chief Executive Officer on a substantially full-time basis until the agreement's expiration on September 18, 2000. This agreement will be automatically renewed for additional consecutive one-year terms unless either party gives the other notice of non-renewal.


COMPETITION

    Numerous industrial and suburban office properties compete with the Company's Properties in attracting tenants. Some of these competing properties are newer, better located or better capitalized than the Company's Properties. Many of the Company's investments, particularly the Suburban Office Properties, are located in markets which have a significant supply of available space, resulting in intense competition for tenants and lower rents. The number of competitive properties in a particular area could have a material adverse effect on the Company's ability to lease space in the Properties or at newly acquired or developed properties. In addition, numerous real estate companies (including other REITs) compete with the Company in making bids to acquire new properties. Many of these companies are larger and have substantially greater financial resources than the Company. The activities of these competitors could cause the Company to pay a higher purchase price for a new property than it otherwise would have paid, or may prevent the Company from purchasing a desired property at all.

REGULATORY COMPLIANCE

    ENVIRONMENTAL MATTERS

    Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances released on, above, under or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The costs of such removal or remediation could be substantial. Additionally, the presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to borrow using such real estate as collateral. All of the Properties have had Phase I environmental site assessments (which involve inspection without soil sampling or groundwater analysis) by independent environmental consultants and have been inspected for hazardous materials as part of the Company's acquisition inspections. None of the Phase I assessments has revealed any environmental conditions requiring material expenditures for remediation. The Phase I assessment for Milpitas Town Center indicates that the groundwater under that Property either has been, or may in the future be, impacted by the migration of contaminants originating off-site. According to information available to the Company, the responsible party for this off-site source has been identified and has begun remediation pursuant to a cleanup program mandated by a California environmental authority and the cleanup program is backed by an insurance policy from CIGNA up to $10 million. The Company does not believe that this environmental matter will impair the future value of Milpitas Town Center in any significant respect, or that the Company will be required to fund any portion of the cost of remediation, although there can be no assurance in this regard. No assurance can be given that these Phase I assessments or the Company's inspections have revealed all environmental liabilities and problems relating to its Properties.

    Certain environmental laws impose liability on a previous owner of property to the extent that hazardous or toxic substances were present during the prior ownership period. A transfer of the property does not relieve an owner of such liability. Thus, the Company may be liable in respect of properties and joint venture interests previously sold or otherwise divested.

    The Company believes that it is in compliance in all material respects with all federal, state and local laws regarding hazardous or toxic substances. To date, compliance with federal, state and local environmental protection regulations has not had a material effect upon the Company. However, there can be no assurance that costs of investigating and remediating environmental matters with respect to properties currently or previously owned by the Company or properties which the Company may acquire in the future, or other expenditures or liabilities (including claims by private parties) resulting from hazardous substances present in, on, under or above such properties or resulting from circumstances or other actions or claims relating to environmental matters, will not have a material adverse effect on the Company and its ability to make distributions to stockholders.

    AMERICANS WITH DISABILITIES ACT COMPLIANCE; GOVERNMENT REGULATION; RISK OF
     INCREASED REGULATORY COMPLIANCE COSTS

    Under the Americans with Disabilities Act (the "ADA"), effective in 1992, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. Compliance with the ADA requires removal of access barriers, and noncompliance may result in imposition of fines by the U.S. government or an award of damages to private litigants. Although the Company believes that the Properties are substantially in compliance with these requirements, the Company may in the future incur costs to comply with the ADA with respect to both existing Properties and properties which may be acquired in the future, which could have an adverse effect on the Company and its ability to make distributions to stockholders.

    The Properties are, and properties which the Company may acquire in the future will be, subject to various other federal, state and local regulatory requirements such as local building codes and other similar regulations. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. The Company believes that the Properties are currently in substantial compliance with all applicable regulatory requirements, although expenditures at properties owned by the Company may be required to comply with changes in these laws. No material expenditures are contemplated at this time in order to comply with any such laws or regulations; however, there can be no assurance that these requirements will not be changed or that new requirements will not be imposed that would require significant unanticipated expenditures by the Company, which could have an adverse effect on the Company and its ability to make distributions to stockholders. Similarly, changes in laws increasing the potential liability for environmental conditions existing on the Properties may result in significant unanticipated expenditures, which could adversely affect the Company and its ability to make distributions to stockholders.

RISKS OF DEBT FINANCING

    DEPENDENCE ON CREDIT FACILITY AND MORTGAGE FINANCING


    The Credit Facility, which as of September 30, 1997 had an outstanding balance of $97.6 million, permits the Company to borrow and issue letters of credit thereunder. Borrowings under the Credit Facility bear interest at a floating rate and the Company may from time to time incur or assume other indebtedness which bears interest at a floating rate. In the event of interest rate increases, the Company's results of operations may be adversely affected. In that regard, the Company's results of operations for the last several years have benefitted from historically low levels of interest rates and could be adversely affected by a rise in interest rates. As of September 30, 1997, the Credit Facility was secured by mortgages on 32 Properties (which Properties collectively accounted for approximately 50% of the Company's annualized base rent as of September 30, 1997), along with the rental proceeds from such Properties. As of September 30, 1997, these 32 properties comprised approximately 44% of the Company's total assets. In addition, during 1997, the Company obtained mortgage loans which, as of September 30, 1997 were in the aggregate principal amount of $60.5 million. As of September 30, 1997, these mortgage loans were collateralized by 17 Properties (which Properties collectively accounted for approximately 28% of the Company's annualized base rent as of September 30, 1997). As of September 30, 1997, these 17 Properties comprised approximately 22% of the Company's total assets. The Company is currently under negotiations to restructure its Credit Facility as an unsecured line, although there can be no assurance that such renegotiations will prove successful. If the Company fails to meet its obligations under the Credit Facility or the aforementioned mortgage loans, or any other debt instruments it may enter into from time to time, including failure to comply with financial covenants, the holders of such indebtedness generally would be entitled to demand immediate repayment of the principal thereof and to foreclose upon any collateral securing such indebtedness.


    The Credit Facility currently expires on June 1, 2000, when the principal amount of all outstanding borrowings must be paid. Since the term of the Credit Facility is limited, the Company's ability to continue to fund acquisitions and provide funds for working capital and other cash needs following the expiration or utilization of the Credit Facility will depend primarily on its ability to obtain additional private or public equity or debt financing.


    The Company is subject to the risks normally associated with debt financing, including the risk that the Company's cash flow from operations will be insufficient to meet required payments of principal and interest, the risk that the Company will not be able to refinance existing indebtedness or that the terms of any such refinancing will not be as favorable as the terms of such indebtedness, and the risk that the Company may be unable to finance future acquisitions or capital expenditures on favorable terms, or at all. In addition, the Company is subject to the risk that its failure to maintain its REIT status may constitute an event of default under the Credit Facility. In addition, the Credit Facility provides that it is an event of default thereunder if Mr. Bedford ceases for any reason to be Chairman or Chief Executive Officer of the Company and a replacement reasonably satisfactory to the lender under the Credit Facility has not been appointed by the Board of Directors within six months thereafter. See "--Dependence on Key Personnel." In addition, default under or acceleration of any debt instrument could, pursuant to cross-default clauses, cause or permit the acceleration of other indebtedness. Any such default or acceleration could have a material adverse effect on the Company and its ability to make distributions to stockholders and to maintain its qualification as a REIT under the Code and could threaten the continued viability of the Company.


    POLICIES ON INDEBTEDNESS SUBJECT TO CHANGE


    The Company currently has a policy of limiting its total consolidated indebtedness to 50% of the aggregate market value of the outstanding shares of Common Stock plus the total consolidated indebtedness of the Company. The organizational documents of the Company, however, do not contain any limitation on the amount or percentage of indebtedness the Company may incur. Accordingly, the Board of Directors could alter its policy of limiting the extent of its borrowing. If this policy were changed, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company and its ability to make distributions to stockholders and in an increased risk of default on its obligations. Moreover, although the Company will consider factors other than market capitalization in making decisions regarding the incurrence of debt (such as the purchase price of properties to be acquired with debt financing, the estimated market value of properties upon refinancing, and the ability of particular properties and the Company as a whole to generate cash flow to cover expected debt service), there can be no assurance that the aforementioned ratio will be such that the Company, after meeting debt service obligations thereon, would be able to continue to make stockholder distributions at current levels.



REGISTRATION RIGHTS



    Pursuant to a registration rights agreement, Mr. Bedford has the right to require the Company to register up to 250,000 shares under the Securities Act for offer and sale to the public (including by way of an underwritten public offering) and to cause such shares to be included in any registration statement filed by the Company. The right of Mr. Bedford to register shares of Common Stock and sell them in the public market could have a material adverse effect on both the market price for the Common Stock and the Company's ability to raise additional equity capital in the future. See "--Shares Available for Future Sale."

RISK OF SUBSTANTIAL DILUTION; MARKET REACTION TO SALES UNDER THIS REGISTRATION
  STATEMENT



    Under the registration statement of which this Prospectus forms a part, the Company has the ability to issue up to 20,000,000 additional shares of Common Stock. In addition, this registration statement registers for sale the 4,166,667 shares of Common Stock the Selling Stockholder received upon its conversion of the Convertible Preferred Stock. As of October 14, 1997, the Company had approximately 15.3 million shares of Common Stock outstanding (including the 4,166,667 shares of Common Stock issued upon the conversion of the Convertible Preferred Stock). Holders of Common Stock could experience substantial dilution in the event that the Company issues a substantial number of these additional shares. This issuance could also adversely affect the market price of the Common Stock. The market price of the Common Stock may be particularly susceptible to price fluctuations in the near to intermediate future given the relatively large number of shares that may be sold under this registration statement as compared to the number of shares currently outstanding.


EFFECT OF MARKET INTEREST RATES ON PRICE OF COMMON STOCK

    One of the factors that will influence the market price of the shares of Common Stock in public markets will be the annual yield on the price paid for shares of Common Stock from distributions by the Company. An increase in market interest rates may lead prospective purchasers of the Common Stock to seek a higher annual yield from their investments. Such circumstances may adversely affect the market price of the Common Stock.


CONCENTRATION OF VOTING POWER



    As of October 14, 1997, BPLP was the beneficial owner of 4,166,667 shares of Common Stock of the Company, representing approximately 27% of the outstanding shares of Common Stock at that date. In addition, As of October 14, 1997, Mr. Bedford may be deemed to have been the beneficial owner of 1,011,663 shares of Common Stock of the Company (including then-exercisable options to purchase 101,250 shares and 50,000 shares owned by the Grindstone Trust, as to which Mr. Bedford disclaims beneficial ownership), representing approximately 6% of the outstanding shares of Common Stock at that date. While BPLP and Mr. Bedford do not individually or in the aggregate have majority control of the Company, they both currently have, and likely will continue to have, significant influence with respect to the election of directors and approval or disapproval of significant corporate actions.


EXEMPTION FROM THE MARYLAND BUSINESS COMBINATION LAW

    Under the MGCL, certain "business combinations" (including certain issuances of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Thereafter, all such business combinations must be approved by two super-majority votes of the stockholders unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its common shares. Mr. Bedford and BPLP currently beneficially own more than 10% of the Company's voting shares and would, therefore, be subject to the business combination provisions of the MGCL. However, as permitted by the MGCL, the Board of Directors has elected to exempt any business combination with any person from these provisions of the MGCL. Consequently, unless such exemption is amended or repealed by the Board of Directors, the five-year prohibition and the super-majority vote requirements described above will not apply to any business combination between any Interested Stockholder and the Company. As a result, the Company may in the future enter into business combinations with Mr. Bedford, BPLP or other

Interested Stockholders, without compliance by the Company with the super-majority vote requirements and other provisions of the statute. The exemption from these provisions may be amended or repealed by the Board of Directors at any time.



ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE CHARTER, THE BYLAWS AND
  MARYLAND LAW



    The Company's Charter authorizes the Board of Directors to cause the Company to issue additional shares of Common Stock, Preferred Stock, Convertible Preferred Stock and to set the preferences, rights and other terms of such preferred stock without the approval of the holders of the Common Stock. Although the Board of Directors has no intention to issue any shares of Preferred Stock at the present time, it may establish one or more series of Preferred Stock that could, depending on the terms of such series, delay, defer or prevent a change in control of the Company or other transaction that may be in the best interests of the stockholders.



    The Charter contains other provisions that may delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for the holders of the Common Stock or otherwise be in the best interests of the stockholders or that could otherwise adversely affect the interests of the holders of the Common Stock, and the Bylaws may be amended by the Board of Directors to include provisions that would have a similar effect, although the Board presently has no such intention. The Charter contains provisions limiting the transferability and ownership of shares of the stock of the Company, which may have the effect of delaying, deferring or preventing a transaction or a change in control of the Company that might involve a premium price for the holders of the Common Stock or otherwise be in their best interests or that could have dividend, voting or other rights that could adversely affect the interests of holders of Common Stock.



    Although, as described above in "--Exemption from the Maryland Business Combination Law," the Board of Directors has elected to exempt the Company from the "business combination" provisions of the MGCL, such exemption may be amended or repealed by the Board of Directors at any time. Such action by the Board of Directors would impose the "business combination" restrictions of the MGCL on Interested Stockholders, which could delay, defer or prevent a transaction or change in control of the Company that might involve a premium price for the Company's stock or otherwise be in the best interests of the stockholders or that could otherwise adversely affect the interests of the stockholders.



    In addition, the MGCL restricts the voting rights of shares deemed to be "control shares." Under the MGCL, "control shares" are those which, when aggregated with any other shares held by the acquiror, entitle the acquiror to exercise voting power within specified ranges. Although the Bylaws provide that the control share provisions of the MGCL shall not apply to any acquisition by any person of shares of stock of the Company, such provision of the Bylaws may be amended or eliminated by the Board of Directors at any time in the future. Moreover, any such amendment or elimination of such provision of the Bylaws may result in the application of the control share provisions of the MGCL not only to control shares which may be acquired in the future, but also to control shares previously acquired. The control share provisions of the MGCL could delay, defer or prevent a transaction or change in control of the Company that might involve a premium price for the Company's stock or otherwise be in the best interests of the stockholders or that could otherwise adversely affect the interests of the stockholders.


SHARES AVAILABLE FOR FUTURE SALE

    No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of such shares for future sales, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, may adversely affect the prevailing market price for the Common Stock.

CHANGES IN POLICIES


    The major policies of the Company, including its policies with respect to maintaining its qualification as a REIT and with respect to dividends, acquisitions, debt and investments, are established by the Board of Directors. Although it has no present intention to do so, the Board of Directors may amend or revise these and other policies from time to time without a vote of or notice to the stockholders of the Company. Accordingly, holders of the shares of Common Stock will have no control over changes in policies of the Company, including any policies relating to the payment of dividends or to maintaining qualification as a REIT.


                                USE OF PROCEEDS


    Unless otherwise set forth in the applicable Prospectus Supplement, the Company will use the net cash proceeds from the sale of the Shares to acquire new properties as suitable opportunities arise, to expand and improve certain properties in the Company's portfolio, to develop new industrial and suburban office properties, to repay certain indebtedness and for general corporate purposes. Pending application of any net proceeds, the Company will invest such proceeds in interest-bearing accounts and short-term, interest-bearing securities, which are consistent with the Company's intention to continue to qualify for taxation as a REIT. Such investments may include, for example, government and governmental agency securities, certificates of deposit and interest-bearing bank deposits.



    The Company will not receive any of the proceeds from the sale, if any, of the Selling Stockholder Shares. See "Selling Stockholder".



                              SELLING STOCKHOLDER



    The Selling Stockholder and any of its transferees who acquire the Selling Stockholder Shares in such a manner that they continue to constitute "restricted" securities within the meaning of Rule 144 under the Securities Act (together, the "Selling Stockholders") may from time to time offer up to 4,166,667 shares of Common Stock of the Company. Each Prospectus Supplement, if any, will name each Selling Stockholder, if any, offering shares thereby, indicate the nature of any position, office, or other material relationship which the Selling Stockholders have had within the past three years with the Company or any of its predecessors of affiliates, and state the number of shares owned by the Selling Stockholders prior to the offering, the number of shares of Common Stock offered by the Selling Stockholders pursuant to the Prospectus Supplement and the number of shares of Common Stock and the percentage (if one percent or more) of the outstanding Common Stock owned by the Selling Stockholders after the offering.



                                                      NUMBER OF SHARES
                                                        BENEFICIALLY       PERCENT OF
TITLE OF CLASS                NAME AND ADDRESS              OWNED             CLASS
-----------------------  ---------------------------  -----------------  ---------------
Common Stock             Bed Preferred No. 1                  4,166,667           27%
                         Limited Partnership (1)
                         225 Franklin Street
                         Boston, MA 02110-2803


------------------------


(1) A Delaware limited partnership beneficially owned by an investment fund managed by AEW Capital Management.

                  DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

    The following summary of certain terms of the capital stock of the Company and Maryland law does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Charter and Bylaws and Maryland law.

GENERAL


    The Company's Charter provides that the Company may issue up to 50,000,000 shares of Common Stock, 10,000,000 shares of Convertible Preferred Stock, and 10,000,000 shares of Preferred Stock. As of September 30, 1997, there were 11,164,700 shares of Common Stock issued and outstanding. Under Maryland law, stockholders generally are not liable for a corporation's debts or obligations solely as a result of their status as stockholders.


COMMON STOCK


    All shares of Common Stock offered hereby will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any shares or series of stock that may be issued in the future, holders of shares of Common Stock are entitled to receive dividends on such stock if, as and when authorized and declared by the Board of Directors out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up after payment of or making adequate provision for all debts and liabilities of the Company.



    Each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders and, except as may be provided with respect to any class or series of stock that may be issued in the future, the holders of such shares possess the exclusive voting power.There is no cumulative voting in the election of Directors, which means that the holders of a majority of the outstanding voting shares of Common Stock can elect all of the directors standing for election and the holders of the remaining shares of Common Stock will not be able to elect any directors.


    Holders of shares of Common Stock have no preference, conversion, exchange, sinking fund, redemption rights or preemptive rights to subscribe for any securities of the Company.


    Under the MGCL a Maryland corporation cannot dissolve, amend its charter, merge, consolidate, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless such dissolution, amendment, merger, consolidation, sale or share exchange is approved by the affirmative vote of stockholders holding at least two-thirds of the outstanding shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all the votes entitled to be cast on the matter) is set forth in the corporation charter. The Company's Charter specifies that the affirmative vote of the stockholders holding a majority of the outstanding shares is necessary to approve such transactions.

PREFERRED STOCK



    Shares of Preferred Stock (including any unissued shares of any series of Preferred Stock, to the extent permitted by the terms of such series) may be issued from time to time, in one or more series as authorized by the Board of Directors. Prior to issuance of shares of each series, the Board of Directors is required by the MGCL and the Charter to specify the number of shares of Preferred Stock to be included in such series and set the terms, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such series. Accordingly, the Board of Directors, without approval of the holders of Common Stock, could cause the issuance of one or more series of Preferred Stock that could, depending on the terms of such series, delay, defer or prevent a transaction or change in control of the Company that might involve a premium price for the Common Stock or otherwise be in the best interests of the holders of Common Stock, or that could have dividend, voting or other rights that could adversely affect the interests of holders of Common Stock. See "Risk Factors--Anti-takeover Effect of Certain Provisions of the Charter, the Bylaws and Maryland Law." As of the date hereof, the Company has no present plans to issue any additional series of Preferred Stock.


RESTRICTIONS ON TRANSFER AND OWNERSHIP OF CAPITAL STOCK

    GENERAL

    The Charter provides that the Board of Directors shall use its reasonable best efforts to cause the Company and its stockholders to qualify for federal income tax treatment in accordance with provisions of the Code applicable to a REIT. In furtherance of the foregoing, the Charter further provides that the Board of Directors shall use its reasonable best efforts to take such actions as are necessary and may take such actions, as in its sole judgment and discretion are desirable, to preserve the status of the Company as a REIT; provided, however, that if the Board of Directors determines that it is no longer in the best interests of the Company for the Company to continue to qualify as a REIT, the Board of Directors may revoke or otherwise terminate the Company's election to be taxed as a REIT.

    LIMITATION ON TRANSFER OF CAPITAL STOCK

    For the Company to qualify as a REIT under the Code, the Company must, among other things, satisfy the Five or Fewer Requirement and 100 Stockholder Requirement. See "Certain Federal Income Tax Considerations." To reduce the risk that the Company would fail to meet these requirements, the Charter places limitations on the transferability of the Company's stock.

    Subject to certain exceptions, no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Code, more than five percent (in value) of the aggregate of the outstanding shares of stock of the Company (the "Aggregate Stock Ownership Limit") or more than five percent (in number or value, whichever is more restrictive) of the outstanding shares of Common Stock (the "Common Stock Ownership Limit"). In addition to either of the foregoing ownership limits, no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Code, any shares of any class of the Company's stock if such ownership or acquisition
(i) would cause more than 50% in value of the Company's outstanding stock to be owned, either actually or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain entities) or (ii) would result in the Company's stock being beneficially owned by less than 100 persons (determined without reference to any rules of attribution). Acquisition or ownership (actual or constructive) of the Company's stock in violation of these restrictions results in automatic transfer of such stock to a trust for the benefit of a charitable beneficiary or, under certain specified circumstances, the violative transfer may be deemed void AB INITIO or the Company may choose to redeem the violative shares.

    As noted above, if any transfer of stock occurs which, if effective, will result in any person (a "Prohibited Owner") beneficially or constructively owning (under the applicable attribution rules of the

Code) shares of stock in excess of an applicable ownership restriction, such shares will be automatically transferred to a trust for the benefit of a charitable beneficiary, effective as of the close of business on the business day prior to the date of the purported transfer to the Prohibited Owner. While such shares of stock are held in trust, the trustee will have all voting rights with respect to such shares, and all dividends or distributions paid on such shares will be paid to the trustee of the trust for the benefit of the charitable beneficiary (any dividend or distribution paid on such stock prior to the discovery by the Company that such shares have been automatically transferred to the trust will, upon demand, be paid over to the trustee for the benefit of the charitable beneficiary). Within 20 days of receiving notice from the Company of the transfer of shares to the trust, the trustee of the trust will be required to sell the shares held in the trust to a person, designated by the trustee, who may own such shares without violating the ownership restrictions (a "Permitted Holder"). Upon such sale, the price paid for the shares by the Permitted Holder will be distributed to the Prohibited Owner to the extent of the lesser of (i) the price paid by the Prohibited Owner for the share or, if the Prohibited Owner did not give value for the above (e.g., in the case of a gift, devise or other such transaction), the market price (as defined in the Charter) on the date of the event which caused the shares to be held in trust and (ii) the price received by the Trustee from the sale or other disposition of shares. Any net sales proceeds in excess of this amount will be paid immediately to the charitable beneficiary.


    The Charter exempts Mr. Bedford and BPLP from the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit and creates separate ownership limitations for each of these two parties. Mr. Bedford is limited to the ownership, either actual or constructive under the applicable attribution rules of the Code, of no more than 15% of the lesser of the number or value of the outstanding shares of Common Stock. BPLP is limited to the ownership, either actual or constructive under the applicable attribution rules of the Code, of 58% of the lesser of the number or value of the outstanding shares of Common Stock.



    In addition, the Charter permits the Board of Directors to waive, under certain conditions, the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit for other stockholders as to any class or series of the outstanding stock of the Company and to establish an ownership limitation relating to such stockholders' stock ownership. The Company has agreed in the stock purchase agreement pursuant to which it sold the Convertible Preferred Stock to BPLP that it will not unreasonably withhold its consent to any transfer by BPLP, provided that the proposed transferee supplies such reasonable representations and undertakings as appropriate to ensure that the transfer will not cause the Company to lose its status as a REIT.


    If the Board of Directors at any time determines in good faith that a transfer or other event has taken place that results in a violation of the above-described ownership limits or that a person intends to acquire or has attempted to acquire constructive or beneficial ownership of stock of the Company in violation of the above described limits, the Board of Directors is required to take such action as it deems advisable to refuse to give effect or to prevent such transfer or other event, including but not limited to causing the Company to repurchase stock, refuse to give effect to such ownership or acquisition on the books of the Company or instituting proceedings to enjoin such transfer or event.


    The constructive ownership rules are complex and may cause Common Stock owned beneficially or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than five percent of the number or value of outstanding Common Stock (or the acquisition of an interest in an entity which owns Common Stock) by an individual or entity could cause that individual or entity (or another individual or entity) to constructively own Common Stock in excess of the limits described above, and thus subject such stock to the Common Ownership Limit or the Aggregate Stock Ownership Limit set forth in the Charter.


    The Charter also requires all persons who own five percent (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder which, in the case of the Company, is one percent) of the outstanding shares of the stock of the Company to file each year a completed questionnaire with the Company containing information regarding their ownership of such shares, as set forth in the Treasury Regulations. In addition, upon demand, each beneficial or constructive owner of stock of the Company is required to disclose to the Company in writing such information as the Company in good faith deems necessary to determine the Company's status as a REIT or to comply with the requirements of any taxing authority or governmental agency or to determine such compliance.


TRANSFER AGENT AND REGISTRAR


    The transfer agent and registrar for the Common Stock is Chase Mellon Shareholder Services.


                 CERTAIN PROVISIONS OF MARYLAND LAW AND OF THE
                          COMPANY'S CHARTER AND BYLAWS

    The following summary of certain provisions of Maryland law and of the Charter and Bylaws of the Company does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and the Charter and Bylaws of the Company. Copies of the Charter and Bylaws may be obtained as described under "Available Information."

MARYLAND BUSINESS COMBINATION LAW


    Under the MGCL, certain "business combinations" (including certain issuances of equity securities) between a Maryland corporation and any Interested Stockholder or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Thereafter, all such business combinations must be approved by two super-majority votes of the stockholders unless, among other conditions, the corporation's common stock holders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its common shares. Mr. Bedford and BPLP currently beneficially own more than 10% of the Company's voting shares and would, therefore, be subject to the business combination provisions of the MGCL. However, as permitted by the MGCL, the Board of Directors has elected to exempt any business combination with any person from these provisions of the MGCL. Consequently, unless such exemption is amended or repealed by the Board of Directors, the five-year prohibition and the super majority vote requirements described above will not apply to any business combination between any Interested Stockholder and the Company. As a result, the Company may in the future enter into business combinations with Mr. Bedford, BPLP or other Interested Stockholders, without compliance by the Company with the super majority vote requirements and other provisions of the statute. The exemption from these provisions may be amended or repealed by the Board of Directors at any time. Such action by the Board of Directors would impose the restrictions of the business combination provisions of the MGCL on the Company, which could delay, defer or prevent a transaction or change in control of the Company that might involve a premium price for the Company's stock or otherwise be in the best interest of the stockholders or that could otherwise adversely affect the interests of the stockholders.


CONTROL SHARE ACQUISITIONS

    The MGCL also provides that "control shares" (defined below) of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation. The control share provisions of the MGCL do not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the corporation's charter or bylaws. The Bylaws of the Company currently contain a provision exempting from the control share provisions of the MGCL any and all acquisitions by any person of the Company's shares of stock and, as a result, the control share provisions currently do not apply to the Company. There can be no assurance, however, that such provision will not be amended or eliminated by the Board of Directors at any time in the future.


    "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Thus, if an acquisition of control shares within one range is approved by stockholders and is followed by an acquisition of additional control shares by the same person that results in the total number of control shares owned by that person being in a higher range, then voting rights for the additional shares in excess of the previously approved range would also have to be approved by the stockholders. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

    A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

    If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of the stockholders meeting at which the voting rights of such shares were considered and not approved. If voting rights for control shares are approved at the stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

    As stated above, the control share provisions of the MGCL do not currently apply to the Company because the Bylaws of the Company contain a provision exempting from the control share provisions of the MGCL any and all acquisitions by any person of the Company's shares of stock. There can be no assurance, however, that such provision will not be amended or eliminated by the Board of Directors at any time in the future. Moreover, any amendment or elimination of such provision of the Bylaws may result in the application of the control share provisions of the MGCL not only to shares which may be acquired in any future control share acquisitions, but also to shares acquired in prior control share acquisitions. The potential for such application of the control share provisions of the MGCL could delay, defer or prevent a transaction or change in control of the Company that might involve a premium price for the Company's stock or otherwise be in the best interest of the stockholders.

INTERESTED DIRECTOR TRANSACTIONS

    The MGCL provides that a contract or other transaction between a corporation and any of its directors or between a corporation and any other entity in which any of its directors is a director or has a material financial interest is not void or voidable by reason of (i) such common directorship or interest; (ii) the presence of the director at the meeting of the board which authorizes, approves, or ratifies the contract or transaction; or (iii) the counting of the vote of the director for the authorization, approval, or ratification of the contract or transaction if: (a) the fact of the common directorship or interest is disclosed or known to the board of directors and the board of directors ratifies or approves the contract or transaction by the affirmative vote of a majority of its disinterested directors; (b) the fact of the common directorship or interest is disclosed or known to the stockholders entitled to vote, and the contract or transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation; or (c) the contract or transaction is fair and reasonable to the corporation. In addition, the Company's Charter contains a provision for approval by the disinterested directors that is substantially similar to the provision of the MGCL referred to in clause (a) of the preceding sentence.

AMENDMENTS TO THE CHARTER AND BYLAWS


    The Charter provides generally that its provisions may be amended only by the affirmative vote of a majority of all the votes entitled to be cast on the matter. The Bylaws provide that the Board of Directors has the exclusive power to adopt, alter or repeal any provision of the Bylaws and to make new Bylaws.


THE BOARD OF DIRECTORS


    The Bylaws provide that the number of Directors of the Company may be established by a majority of the entire Board of Directors but may not be fewer than the minimum required by the MGCL nor more than 15, and at least one-half of the Board of Directors shall consist of Independent Directors. The Bylaws define "Independent Director" as a director who is not an employee or consultant of the Company. Any vacancy on the Company's Board of Directors for any cause other than an increase in the number of Directors shall be filled by a majority of the remaining Directors (although such majority is less than a quorum). However, any vacancy that arises because an Independent Director ceases to be a Director of the Company will be filled by the selection of a successor Director by a majority vote of the remaining Independent Directors (although less than a quorum). Any vacancy on the Board created by an increase in the number of Directors may be filled by a majority vote of the entire Board of Directors, except that a vacancy which is required to be filled by an Independent Director pursuant to the Company's Bylaws will be filled by a majority vote of the Board of Directors' remaining Independent Directors (although less than a quorum). The Bylaws provide that an individual so elected as a Director will hold office for the unexpired term of the Director he is replacing.


ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS


    The Bylaws of the Company provide that (a) with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only
(i) pursuant to the Company's notice of meeting, (ii) by or at the discretion of the Board of Directors or (iii) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the Bylaws and (b) with respect to special meetings of stockholders, only the business specified in the Company's notice of meeting may be brought before the meeting of stockholders, and nominations of persons for election to the Board of Directors may be made only (i) pursuant to the Company's notice of meeting, (ii) by or at the discretion of the Board of Directors or (iii) provided that the Board of Directors has determined that Directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Bylaws. The foregoing provisions of the Company's Bylaws could delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for the Common Stock.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    THE FOLLOWING IS A GENERAL SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY. SHEARMAN & STERLING, COUNSEL TO THE COMPANY, HAS REVIEWED THE FOLLOWING DISCUSSION AND IS OF THE OPINION THAT IT FAIRLY SUMMARIZES THE FEDERAL INCOME TAX CONSIDERATIONS THAT ARE LIKELY TO BE MATERIAL TO A HOLDER OF COMMON STOCK. THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE OF ALL POSSIBLE TAX CONSIDERATIONS AND IS NOT TAX ADVICE. MOREOVER, THIS SUMMARY DOES NOT DEAL WITH ALL TAX ASPECTS THAT MIGHT BE RELEVANT TO A PARTICULAR PROSPECTIVE STOCKHOLDER IN LIGHT OF HIS OR HER PERSONAL CIRCUMSTANCES; NOR DOES IT DEAL WITH PARTICULAR TYPES OF STOCKHOLDERS THAT ARE SUBJECT TO SPECIAL TREATMENT UNDER THE CODE, SUCH AS INSURANCE COMPANIES, FINANCIAL INSTITUTIONS AND BROKER-DEALERS. THE CODE PROVISIONS GOVERNING THE FEDERAL INCOME TAX TREATMENT OF REITS ARE HIGHLY TECHNICAL AND COMPLEX, AND THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE APPLICABLE CODE PROVISIONS, RULES AND TREASURY REGULATIONS PROMULGATED THEREUNDER, AND ADMINISTRATIVE AND JUDICIAL INTERPRETATIONS THEREOF. THE FOLLOWING DISCUSSION AND THE OPINIONS OF SHEARMAN & STERLING ARE BASED ON CURRENT LAW.

    EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO SUCH PURCHASER'S SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE PURCHASE, HOLDING AND SALE OF COMMON STOCK OF THE COMPANY.

FEDERAL INCOME TAXATION OF THE COMPANY

    The Company believes that, commencing with its taxable year ending December 31, 1985, it was organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that it will operate in a manner so as to qualify or remain qualified. The Company has not and does not intend to request a ruling from the IRS as to its status as a REIT. Based on various assumptions and factual representations made by the Company, in the opinion of Shearman & Sterling, counsel to the Company, the Company was organized in conformity with the requirements for qualification as a REIT, the Company has operated so as to qualify as a REIT since its taxable year ended December 31, 1993 (which such counsel believes is the Company's earliest taxable year which is within the normal period for federal tax audit), and the Company's proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code. Such qualification depends upon the Company's ability to meet the various requirements imposed under the Code through actual operations, as discussed below, and no assurance can be given that actual operations will meet these requirements. The opinion of Shearman & Sterling is not binding on the IRS. The opinion of Shearman & Sterling also is based upon existing law, the Treasury Regulations, currently published administrative positions of the IRS and judicial decisions, which are subject to change either prospectively or retroactively. In addition, as discussed under "Risk Factors--Tax Risks; Risks Associated with REIT Status," for tax year 1993 (and possibly for certain prior years which such counsel believes are outside the normal period for federal tax audit) it is uncertain whether the Company properly requested the written statements required by the Treasury Regulations concerning the ownership of its stock by certain stockholders of record (the "Stockholder Polling Requirements") from certain clearing organizations holding Common Stock as nominees for the beneficial owners of such shares. However, the Company did employ stockholder polling procedures for tax year 1993 which it believes went beyond what is required by the Treasury Regulations in providing stockholder ownership information for purposes of determining whether the Company satisfied the Five or Fewer Requirement (defined below under the caption "--Requirements for Qualification"). In that regard, the Company has received an opinion of Shearman & Sterling to the effect that, based on various assumptions and factual representations made by the Company, the Company has not, by virtue of the Stockholder Polling Requirements, failed to qualify as a REIT with respect to tax year 1993.

    If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on that portion of its ordinary income or capital gain that is currently distributed to stockholders. The REIT provisions of the Code generally allow a REIT to deduct dividends paid to its stockholders. This deduction for dividends paid to stockholders substantially eliminates the federal "double taxation" on earnings (once at the corporate level and once again at the stockholder level) that usually results from investments in a corporation.


    The Company, however, will be subject to federal income tax, as follows: first, the Company will be taxed at regular corporate rates on its undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax." Third, if the Company has net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property other than foreclosure property held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy either the 75% or 95% gross income test (discussed below) but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by a fraction intended to reflect the Company's profitability. Sixth, if the Company fails to distribute during each year at least the sum of (i) 85% of its REIT ordinary income for such year,
(ii) 95% of its REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company should acquire any asset from a corporation which is or has been a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a carryover-basis transaction and the Company subsequently recognizes gain on the disposition of such asset during the ten-year period (the "Recognition Period") beginning on the date on which the asset was acquired by the Company, then, to the extent of the excess of (a) the fair market value of the asset as of the beginning of the applicable Recognition Period over (b) the Company's adjusted basis in such asset as of the beginning of such Recognition Period (the "Built-In Gain"), such gain will be subject to tax at the highest regular corporate rate, pursuant to guidelines issued by the IRS (the "Built-In Gain Rules").


REQUIREMENTS FOR QUALIFICATION

    To qualify as a REIT, the Company must elect to be so treated and must meet the requirements, discussed below, relating to the Company's organization, sources of income, nature of assets and distributions of income to stockholders.

    ORGANIZATIONAL REQUIREMENTS

    The Code defines a REIT as a corporation, trust or association: (i) that is managed by one or more directors or trustees, (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest, (iii) that would be taxable as a domestic corporation but for the REIT requirements, (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code, (v) the beneficial ownership of which is held by 100 or more persons (the "100 Stockholder Requirement"), and (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, through the application of certain attribution rules, by five or fewer individuals (as defined in the Code to include certain entities) (the "Five or Fewer Requirement"). In addition, certain other tests, described below, regarding the nature of its income and assets also must be satisfied. The Code provides that conditions (i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. For purposes of conditions (v) and (vi), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition (vi).

    In order to protect the Company from a concentration of ownership of its stock that would cause the Company to fail the Five or Fewer Requirement or the 100 Stockholder Requirement, the Charter of the Company provides that no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Code, more than 5% (in value) of the aggregate outstanding shares of all classes of stock of the Company or more than 5% (in number or value, whichever is more restrictive) of the outstanding shares of Common Stock, with certain exceptions. In addition, no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Code, any shares of any class of the Company's stock if such ownership would cause more than 50% in value of the Company's outstanding stock to be owned by five or fewer individuals or would result in the Company's stock being beneficially owned by less than 100 persons (determined without reference to any rule of attribution). See "Description of Capital Stock of the Company--Restrictions on Transfer and Ownership of Capital Stock." In addition, certain investors will be prohibited from purchasing or holding the shares of Common Stock issued on conversion of the Convertible Preferred Stock (but only so long as such Common Stock is a "restricted security" as defined in Rule 144). See "Description of Capital Stock of the Company-- Restrictions on Transfer and Ownership of Capital Stock." In rendering its opinion that the Company has operated so as to qualify, and its proposed method of operation will enable it to qualify, as a REIT, Shearman & Sterling is relying on the representation of the Company that the ownership of its stock has satisfied and will satisfy the Five or Fewer Requirement and the 100 Stockholder Requirement; and Shearman & Sterling expresses no opinion as to whether, as a matter of law, the provisions contained in the Charter will preclude the Company from failing the Five or Fewer Requirement or the 100 Stockholder Requirement.


    In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company has a calendar year taxable year.


    The Company owns and operates a number of properties through subsidiaries. Under the Code, a corporation which is a "qualified REIT subsidiary" is not treated as a separate corporation and is not subject to federal income tax; rather, all assets, liabilities and items of income, deduction, and credit of a "qualified REIT subsidiary" are treated as assets, liabilities and such items (as the case may be) of the REIT for all purposes of the Code including the REIT qualification tests. Generally, a corporation will qualify as a "qualified REIT subsidiary" if 100% of its stock is held by the Company. The Company's subsidiaries are "qualified REIT subsidiaries." Thus, in applying the requirements described herein, the Company's "qualified REIT subsidiaries" will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as assets, liabilities and items of the Company. While this summary generally does not address state tax consequences, some states may not recognize a "qualified REIT subsidiary", which could cause a subsidiary to be taxed or could cause the Company to fail to qualify as a REIT under such state law.


    The Company owns investments through Bedford Realty Partners, L.P. (the "Partnership"), and may in the future own additional investments through the Partnership or other partnerhips. In general, partnerships are "pass-through" entities which are not subject to federal income tax. Rather, partners are allocated their proportionate share of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. As a result, the Company will include its proportionate share of
(i) the Partnership's income, gains, losses, deductions and credits for purposes of the various REIT gross income tests and in its computation of its REIT taxable income and (ii) the Partnership's assets for purposes of the REIT asset tests.

    INCOME TESTS

    To maintain qualification as a REIT, three gross income requirements must be satisfied annually. First, at least 75% of the Company's gross income, excluding gross income from certain dispositions of property held primarily for sale to customers in the ordinary course of a trade or business ("prohibited transactions") for each taxable year, must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from "prohibited transactions") for each taxable year must be derived from such real property investments and from dividends, interest and gain from the sale or disposition of stock or securities or from any combination of the foregoing. Third, short-term gain from the sale or other disposition of stock or securities, gain from "prohibited transactions" and gain from the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year.

    Rents received or deemed to be received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent generally must not be based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "rents from real property," however, solely by reason of being based on a fixed percentage or percentages of receipts of sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or a direct or constructive owner of 10% or more of the REIT, directly or constructively owns 10% or more of such tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as "rents from real property." Fourth, for rents to qualify as "rents from real property" the REIT must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" who is adequately compensated and from whom the REIT does not derive any income; provided, however, that a REIT may provide services with respect to its properties and the income will qualify as "rents from real property" if the services are "usually or customarily rendered" in connection with the rental of room or other space for occupancy only and are not otherwise considered "rendered to the occupant."


    The Company has not and does not anticipate that it will in the future charge rent that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage or percentages of receipts of sales consistent with the rule described above). The Company has not and does not anticipate that it will in the future derive rental income attributable to personal property leased in connection with real property that exceeds 15% of the total rents.


    The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "interest," however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.


    If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for that year if it is eligible for relief under certain provisions of the Code. These relief provisions will be generally available if (i) the Company's failure to meet these tests was due to reasonable cause and not due to willful neglect, (ii) the Company attaches a schedule of the sources of its income to its federal income tax return, and (iii) any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether, in all circumstances, the Company would be entitled to the benefit of these relief provisions. For example, if the Company fails to satisfy the gross income tests because nonqualifying income that the Company intentionally incurs exceeds the limits on such income, the IRS could conclude that the Company's failure to satisfy the tests was not due to reasonable cause. As discussed above in "--Federal Income Taxation of the Company," even if these relief provisions apply, a tax would be imposed with respect to the excess net income. No similar mitigation provision provides relief if the Company fails the 30% income test; and in such case, the Company will cease to qualify as a REIT. See "Risk Factors--Tax Risks; Risks Associated with REIT Status--Adverse Consequences of the Failure to Maintain Qualification as a REIT."

    ASSET TESTS

    At the close of each quarter of its taxable year, the Company also must satisfy three tests relating to the nature and diversification of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets, cash, cash items and government securities. Second, no more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class (which does not include any securities issued by a "qualified REIT subsidiary"), the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities.

    After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company has maintained and intends in the future to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance.

    ANNUAL DISTRIBUTION REQUIREMENTS

    In order to be taxed as a REIT, the Company is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (a) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends-paid deduction and the Company's net capital gain) and (ii) 95% of the net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property, minus (b) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate or in the following taxable year if declared before the Company timely files its federal income tax return for such year and if paid on or before the first regular dividend payment after such declaration. Even if the Company satisfies the foregoing distribution requirements, to the extent that the Company does not distribute all of its net capital gain or "REIT taxable income," as adjusted, it will be subject to tax thereon at regular capital gains or ordinary corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (a) 85% of its ordinary income for that year, (b) 95% of its capital gain net income for that year and (c) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. In addition, during its Recognition Period, if the Company disposes of any asset subject to the Built-In Gain Rules, the Company will be required, pursuant to guidance issued by the IRS, to distribute at least 95% of the Built-In Gain (after tax), if any, recognized on the disposition of the asset.


    It is expected that the Company's REIT taxable income will continue to be less than its cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, the Company anticipates that it will generally have sufficient cash or liquid assets to enable it to satisfy the 95% distribution requirement. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement or to distribute such greater amount as may be necessary to avoid income and excise taxation, as a result of timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company, or as a result of nondeductible expenses such as principal amortization or repayments, or capital expenditures in excess of non-cash deductions. In the event that such timing differences occur, the Company may find it necessary to seek funds through borrowings or the issuance of equity securities (there being no assurance that it will be able to do so) or, if possible to pay taxable stock dividends in order to meet the 95% distribution requirement.

    Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends. The Company will, however, be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

FAILURE TO QUALIFY

    If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current or accumulated earnings and profits, all distributions to stockholders will be dividends, taxable as ordinary income; and subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction. Unless the Company is entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief. For example, if the Company fails to satisfy the gross income tests because nonqualifying income that the Company intentionally incurs exceeds the limit on such income, the IRS could conclude that the Company's failure to satisfy the tests was not due to reasonable cause and disallow relief on that basis. See "Risk Factors--Tax Risks; Risks Associated with REIT Status--Adverse Consequences of the Failure to Maintain Qualification as a REIT."

TAXATION OF U.S. STOCKHOLDERS


    As used herein, the term "U.S. Stockholder" means a holder of Common Stock that for United States federal income tax purposes (a) is a citizen or resident of the United States, (b) is a corporation or partnership (including an entity treated as a corporation or partnership for United States federal income tax purposes) created or organized in or under the laws of the United States, unless, in the case of partnership, Treasury Regulations provide otherwise, (c) is an estate, the income of which is subject to United States federal income taxation regardless of its source, or (d) is a trust whose administration is under the primary supervision of a court within the United States and over which one or more United States persons have authority to control all substantial decisions. Notwithstanding the preceding sentence, to the extent provided in regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date that elect to continue to be treated as United States persons, shall also be considered U.S. stockholders. For any taxable year for which the Company qualifies for taxation as a REIT, amounts distributed to taxable U.S. Stockholders will be taxed as follows.


    DISTRIBUTIONS GENERALLY


    Distributions to U.S. Stockholders, other than capital gain dividends discussed below, will constitute dividends up to the amount of the Company's current or accumulated earnings and profits and will be taxable to the stockholders as ordinary income. For purposes of determining whether distributions are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to the Company's Preferred Stock, if any, and then allocated to the Common Stock. These distributions are not eligible for the dividends-received deduction for corporations. To the extent that the Company makes a distribution in excess of its current or accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in the U.S. Stockholder's Common Stock, and the distribution in excess of a U.S. Stockholder's tax basis in its Common Stock will be taxable as capital gain realized from the sale of its Common Stock. Dividends declared by the Company in October, November or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of the year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not include on their own federal income tax returns any losses of the Company.

    The Company will be treated as having sufficient earnings and profits to treat as a dividend any distribution by the Company up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed in "--Federal Income Taxation of the Company" above. Moreover, any "deficiency dividend" will be treated as an ordinary or capital gain dividend, as the case may be, regardless of the Company's earnings and profits. As a result, stockholders may be required to treat certain distributions that would otherwise result in a tax-free return of capital as taxable dividends.

    CAPITAL GAIN DIVIDENDS


    Dividends to U.S. Stockholders that are properly designated by the Company as capital gain dividends will be treated as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain) for the taxable year without regard to the period for which the U.S. stockholder has held its stock. It is not clear whether such amounts will be taxable at mid-term capital gain rates (applicable to gains from the sale of assets held for more than one year but not more than 18 months), long-term capital gain rates (applicable to gains from the sale of assets held more than 18 months) or some other rate. This uncertainty may be clarified by future legislation or regulations. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.


    PASSIVE ACTIVITY LOSS AND INVESTMENT INTEREST LIMITATIONS

    Distributions from the Company and gain from the disposition of Common Stock will not be treated as passive activity income, and therefore stockholders will not be able to apply any "passive activity losses" against such income. Dividends from the Company (to the extent they do not constitute a return of capital) will generally be treated as investment income for purposes of the investment income limitation on the deduction of investment interest. Under recently enacted legislation, net capital gain from the disposition of Common Stock and capital gain dividends generally will be excluded from investment income.

    CERTAIN DISPOSITIONS OF SHARES


    In general, a U.S. Stockholder will realize capital gain or loss on the disposition of shares of Common Stock equal to the difference between the sales price for such shares and the adjusted tax basis for such shares. Gain or loss realized upon a sale or exchange of Common Stock by a U.S. Stockholder who has held such Common Stock as a capital asset, and, in the case of a taxable U.S. stockholder who is an individual, will be mid-term or long-term gain or loss if such shares have been held for more than one year or 18 months, respectively, and otherwise will be treated as short-term capital gain or loss. However, losses incurred on the sale or exchange of Common Stock held for less than six months (after applying certain holding period rules) will be deemed long-term capital loss to the extent of any capital gain dividends received by the selling stockholder from those shares.


    TREATMENT OF TAX-EXEMPT STOCKHOLDERS

    Generally, a tax-exempt investor that is exempt from tax on its investment income, such as an individual retirement account ("IRA") or a 401(k) plan, that holds the Common Stock as an investment will not be subject to tax on dividends paid by the Company. However, if such tax-exempt investor is treated as having purchased its Common Stock with borrowed funds, some or all of its dividends will be subject to tax. In addition, a portion of the dividends paid to certain pension plans (including 401(k) plans but not including IRAs and government pension plans) that own more than 10% (by value) of the

Company's outstanding Common Stock will be taxed as unrelated business taxable income if the Company is treated as predominantly owned within the meaning of the Code by such pension plans.


RECENT LEGISLATION

    On August 5, 1997, legislation was enacted which will be beneficial to the Company and its shareholders because the relevant provisions would liberalize several of the rules concerning the qualifications and taxation of the Company as a REIT. These rules applicable to the Company will be effective for the Company's taxable year beginning January 1, 1998. In addition, the legislation reduces the rate of tax, in the case of individuals, on long-term capital gain on property held for more than 18 months. Prospective holders are urged to consult their own tax advisors regarding the new legislation.

SPECIAL TAX CONSIDERATIONS FOR FOREIGN STOCKHOLDERS

    The rules governing United States federal income taxation of non-resident alien individuals, foreign corporations, foreign partnerships and foreign trusts and estates (collectively, "Non-U.S. Stockholders") are complex, and the following discussion is intended only as a summary of these rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws on an investment in the Company, including any reporting requirements.

    In general, Non-U.S Stockholders will be subject to regular United States federal income tax with respect to their investment in the Company if the investment is "effectively connected" with the Non-U.S. Stockholder's conduct of a trade or business in the United States. A corporate Non-U.S. Stockholder that receives income that is (or is treated as) effectively connected with a U.S. trade or business also may be subject to the branch profits tax under Section 884 of the Code, which is imposed in addition to regular United States federal corporate income tax generally at the rate of 30%, subject to reduction under a tax treaty, if applicable. The following discussion will apply to Non-U.S. Stockholders whose investment in the Company is not so effectively connected.

    A distribution by the Company that is not attributable to gain from the sale or exchange by the Company of a United States real property interest and that is not designated by the Company as a capital gain dividend will be treated as an ordinary income dividend to the extent that it is made out of current or accumulated earnings and profits. Generally, any ordinary income dividend will be subject to a United States federal income tax equal to 30% of the gross amount of the dividend unless this tax is reduced by an applicable tax treaty. To the extent that the Company makes a distribution in excess of its current or accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing a Non-U.S. Stockholder's basis in its Common Stock (but not below zero), and the distribution in excess of a Non-U.S. Stockholder's tax basis in its Common Stock will be treated as gain realized from the sale of its Common Stock.

    Distributions by the Company that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to a Non-U.S. Stockholder under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, such distributions are taxed to a Non-U.S. Stockholder as if the distributions were gains "effectively connected" with a United States trade or business. Accordingly, a Non-U.S. Stockholder will be taxed at the normal capital gain rates applicable to a U.S. Stockholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). Distributions subject to FIRPTA also may be subject to the branch profits tax generally at the rate of 30%, subject to reduction under a tax treaty, if applicable.

    Although tax treaties may reduce the Company's withholding obligations, the Company generally will be required to withhold from distributions to Non-U.S. Stockholders, and remit to the IRS, (i) 35% of designated capital gain dividends (or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends) and (ii) 30% of all other distributions, unless reduced by an applicable tax treaty. In addition, if the Company designates prior distributions as capital gain dividends, subsequent distributions, up to the amount of such prior distributions, will be treated as capital gain dividends for purposes of withholding. Because the Company will withhold 30% of all other distributions, a Non-U.S. Stockholder will be entitled to a refund from the IRS to the extent the distribution is not a distribution out of earnings and profits.


    Unless the Common Stock constitutes a "United States real property interest" within the meaning of FIRPTA, a sale of Common Stock by a Non-U.S. Stockholder generally will not be subject to United States federal income taxation. The Common Stock will not constitute a United States real property interest if the Company is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by Non-U.S. Stockholders. It is currently anticipated that the Company will be a domestically controlled REIT and therefore that the sale of Common Stock will not be subject to taxation under FIRPTA. However, because the Common Stock is publicly traded, no assurance can be given that the Company will continue to be a domestically controlled REIT. If the Company were not a domestically controlled REIT, a sale of Common Stock by a Non-U.S. Stockholder would not be subject to taxation under FIRPTA provided that the Non-U.S. Stockholder does not beneficially own more than 5% of the stock of the Company and the Common Stock of the Company continues to be traded on an established securities market (e.g. the NYSE and the PSE) during the shorter of (i) the period during which the taxpayer held such shares, or
(ii) the five-year period ending on the date of disposition of such shares. In addition, a sale of Common Stock by a Non-U.S. Stockholder, regardless of whether the 5% beneficial ownership level is exceeded, would not be subject to the 10% withholding tax so long as the Common Stock continues to be traded on an established securities market. Notwithstanding the foregoing, capital gains not subject to FIRPTA will be taxable to a Non-U.S. Stockholder if (i) investment in the stock is effectively connected with the Non-U.S. Stockholder's United States trade or business (or, if an income tax treaty applies, is attributable to a United States permanent establishment of a Non-U.S. stockholder), or (ii) the Non-U.S. Stockholder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the non-resident alien individual will be subject to a 30% tax on his or her U.S. source capital gains. If the Company were not a domestically controlled REIT, gain on the sale of Common Stock would be subject to taxation under FIRPTA, and a Non-U.S. Stockholder would be subject to the same treatment as a U.S. Stockholder with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). In such case, under FIRPTA the purchaser of Common Stock may be required to withhold 10% of the purchase price and remit this amount to the IRS.


INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

    Under certain circumstances, U.S. Stockholders may be subject to backup withholding at a rate of 31% on payments made with respect to, or cash proceeds of a sale or exchange of, Common Stock. Backup withholding will apply only if the holder (i) fails to furnish his or her taxpayer identification number ("TIN") (which, for an individual, would be his or her Social Security number),
(ii) furnishes an incorrect TIN, (iii) is notified by the IRS that he or she has failed properly to report payments of interest and dividends or is otherwise subject to backup withholding or (iv) under certain circumstances, fails to certify, under penalties of perjury, that he or she has furnished a correct TIN and (a) that he or she has not been notified by the IRS that he or she is subject to backup withholding for failure to report interest and dividend payments or (b) that he or she has been notified by the IRS that he or she is no longer subject to backup withholding. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations.

    U.S. Stockholders should consult their own tax advisors regarding their qualifications for exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a U.S. Stockholder will be allowed as a credit against the U.S. Stockholder's United States federal income tax liability and may entitle the U.S. Stockholder to a refund, provided that the required information is furnished to the IRS.

    Additional issues may arise pertaining to information reporting and backup withholding for Non-U.S. Stockholders. Non-U.S. Stockholders should consult their tax advisors with regard to U.S. information reporting and backup withholding.

STATE AND LOCAL TAX

    The Company and its stockholders may be subject to state and local tax in states and localities in which it does business or owns property. The tax treatment of the Company and the stockholders in such jurisdictions may differ from the federal income tax treatment described above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                              ERISA CONSIDERATIONS

    The following is intended to be a summary only and is not a substitute for careful planning with a professional. Employee benefit plans subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and various sections of the Code considering purchasing the shares of Common Stock should consult with their own tax and other appropriate counsel regarding the application of ERISA and the Code to their purchase of the Common Stock. Benefit Plans (as defined below) should also consider the entire discussion under the heading "Certain Federal Income Tax Considerations" as material contained therein is relevant to any decision by a Plan to purchase the Common Stock.

FIDUCIARY CONSIDERATIONS

    Certain employee benefit plans and individual retirement accounts and individual retirement annuities ("IRAs") (collectively "Benefit Plans") are subject to various provisions of ERISA and the Code. Before investing in the Common Stock of the Company, a Benefit Plan fiduciary should ensure that such investment is in accordance with ERISA's general fiduciary standards. In making such a determination, a Benefit Plan fiduciary should ensure that the investment is in accordance with the governing instruments and the overall policies of the Benefit Plan, and that the investment will comply with the diversification and composition requirements of ERISA. In addition, provisions of ERISA and the Code prohibit transactions involving the assets of a Benefit Plan by persons who have specified relationships with such Benefit Plan ("Parties in Interest" under ERISA and "Disqualified Persons" under the Code, collectively referred to herein as "Parties in Interest"), unless an exemption is available for such transaction. The consequences of such prohibited transactions include the imposition of excise taxes, possible disqualification of IRAs and other liabilities. A Benefit Plan fiduciary should ensure that any investment in shares of the Common Stock will not constitute or give rise to a direct or indirect non-exempt prohibited transaction. A Benefit Plan fiduciary should also consider prohibitions in ERISA relating to improper delegation of control over or responsibility for "plan assets."

PLAN ASSETS ISSUE

    In certain circumstances where a Benefit Plan holds an interest in an entity, the assets of the entity are deemed to be "plan assets" (the "Look-Through Rule") of such Benefit Plan for purposes of the prohibited transactions provisions of the ERISA Code. In addition, under such circumstances, any person that exercises authority or control with respect to the management or disposition of such assets is a Benefit Plan fiduciary. "Plan assets" are not defined in ERISA or the Code, but the United States Department of Labor has issued a regulation, effective March 13, 1987 (the "Regulation"), that outlines the circumstances under which a Plan's interest in an entity will be subject to the Look-Through Rule.

    The Regulation applies to the purchase by a Benefit Plan of an "equity interest" in an entity, such as common stock of a REIT. However, the Regulation provides an exception to the Look-Through Rule for equity interests that are "publicly-offered securities."

    Under the Regulation, a "publicly-offered security" is a security that is
(1) freely transferable, (ii) part of a class of securities that is widely-held and (iii) either (a) part of a class of securities that is registered under section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or (b) sold to a Benefit Plan as part of an offering of securities, and the class of securities of which such security is a part is registered under the Exchange Act within 120 days (or such longer period allowed by the Commission) after the end of the fiscal year of the issuer during which the offering of such securities to the public occurred. Whether a security is considered "freely transferable" depends on the facts and circumstances of each case. Generally, if the security is part of an offering in which the minimum investment is $10,000 or less, any restriction on or prohibition against transfer or assignment of such security for the purposes of preventing a termination or reclassification of the entity for federal or state tax purposes will not itself prevent the security from being considered freely transferable. A class of securities is considered "widely-held" if immediately after the initial offering it is owned by 100 or more investors independent of the issuer and of one another.

    It is anticipated by the Company that the Common Stock will meet the criteria of the publicly-offered securities exceptions to the Look-Through Rule. Accordingly, the Company believes that, if a Benefit Plan purchases shares of the Common Stock, the Company's assets should not be deemed to be "plan assets."

                              PLAN OF DISTRIBUTION


    The Shares may be sold in or outside the United States by the Company and/or the Selling Stockholders through agents, underwriters or dealers, directly to one or more purchasers or directly by the Company through a dividend reinvestment plan. The Prospectus Supplement with respect to the Shares offered thereby will set forth the terms of the offering of such Shares, including the name or names of any agents, underwriters, or dealers, the purchase price of such Shares and the proceeds to the Company and/or the Selling Stockholders from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, the public offering price, and any discounts or concessions allowed or reallowed or paid to dealers.


    If underwriters are used in the sale of the Shares, the Shares may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Shares may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter(s) with respect to a particular underwritten offering of Shares will be named in the Prospectus Supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriter(s) will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters or agents to purchase the Shares will be subject to conditions precedent, and the underwriters will be obligated to purchase all the Shares if any are purchased. The public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    If dealers are utilized in the sale of Shares with respect to which this Prospectus is delivered, such Shares will be sold to the dealers as principals. The dealers may then resell such Shares to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transactions will be set forth in the Prospectus Supplement relating thereto.


    Shares may be sold directly by the Company and/or the Selling Stockholders or through agents designated by the Company and/or the Selling Stockholders from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. Shares may also be sold directly by the

Company pursuant to a dividend reinvestment plan. Any agent involved in the offer or sale of the Shares with respect to which this Prospectus is delivered will be named, and any commissions payable by the Company, with respect to the Company Shares, or the Selling Stockholder, with respect to the Selling Stockholder Shares, to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.



    In connection with the sale of the Shares, underwriters or agents may receive compensation from the Company, with respect to the Company Shares, or the Selling Stockholder, with respect to the Selling Stockholder Shares, or from purchasers of Shares for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, agents and dealers participating in the distribution of the Shares may be deemed to be underwriters and any discounts or commissions received by them from the Company and/or the Selling Stockholders and any profit on the resale of the Shares by them may be deemed to be underwriting discounts or commissions under the Securities Act.


                                 LEGAL MATTERS


    The validity of the Common Stock offered hereby will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland. Certain legal matters related to the sale of the Shares will be passed upon for the Company by Shearman & Sterling, San Francisco, California. In addition, the description of federal income tax consequences contained in the section of the Prospectus entitled "Certain Federal Income Tax Considerations" is based upon the opinion of Shearman & Sterling. Certain legal matters related to the Offering will be passed upon for the Underwriters, if any, by Brown & Wood LLP, San Francisco, California.


                                    EXPERTS


    The consolidated financial statements and financial statement schedule of Bedford Property Investors, Inc. as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996; the Combined Historical Summary of Gross Income and Direct Operating Expenses of O'Toole Business Center, Signal Systems Building and 6500 Kaiser Drive for the year ended December 31, 1995, the Historical Summary of Gross Income and Direct Operating Expenses of Orillia Office Park and the Combined Historical Summary of Gross Income and Direct Operating Expenses of Executive Center at South Bank, Bedford Fremont Business Center, U.S. Bank Centre, Scripps Wateridge Corporate Center and Phoenix Airport Center have been incorporated by reference herein and in the Registration Statements in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The reports on the Summary of Gross Income and Direct Operating Expenses for O'Toole Business Center, Signal Systems Building, 6500 Kaiser Drive, Orillia Office Park, Executive Center at South Bank, Bedford Fremont Business Center, U.S. Bank Centre, Scripps Wateridge Corporate Center and Phoenix Airport Center (collectively referred to as the "Summaries") contain a paragraph that states that the Summaries were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in note A thereto. The Summaries are not intended to be a complete presentation of income and expenses of O'Toole Business Center, Signal Systems Building, 6500 Kaiser Drive, Orillia Office Park, Executive Center at South Bank, Bedford Fremont Business Center, U.S. Bank Centre, Scripps Wateridge Corporate Center and Phoenix Airport Center.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this Prospectus Supplement and the Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus Supplement and the Prospectus do not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus Supplement or the Prospectus or in the affairs of the Company since the date hereof.

                             ---------------------

                               TABLE OF CONTENTS

                                                      Page
                                                    ---------
                    Prospectus Supplement

Prospectus Supplement Summary.....................        S-3
The Company.......................................       S-12
Use of Proceeds...................................       S-26
Price Range of Common Stock and Distribution
  History.........................................       S-27
Capitalization....................................       S-28
Management........................................       S-29
Underwriting......................................       S-31

                         Prospectus

Available Information.............................          2
Incorporation of Certain Information by
  Reference.......................................          3
The Company.......................................          4
Risk Factors......................................          5
Use of Proceeds...................................         16
Selling Stockholder...............................         16
Description of Capital Stock of the Company.......         17
Certain Provisions of Maryland Law and of the
  Company's Charter and Bylaws....................         20
Certain Federal Income Tax Considerations.........         23
ERISA Considerations..............................         32
Plan of Distribution..............................         33
Legal Matters.....................................         34
Experts...........................................         34

                                6,300,000 SHARES

                                     [LOGO]

                         B E D F O R D  P R O P E R T Y
                           I N V E S T O R S,  I N C.

                                  COMMON STOCK

                              -------------------

                             PROSPECTUS SUPPLEMENT
                                         , 1997

                             ---------------------

                                LEHMAN BROTHERS

                         BANCAMERICA ROBERTSON STEPHENS

                               SMITH BARNEY INC.

                            SUTRO & CO. INCORPORATED

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Bedford Property Investors, Inc. (the "Registrant") in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the listing fees for the New York Stock Exchange and the Pacific Stock Exchange.


SEC Registration Fee..................................................  $148,461
Legal Fees and Expenses...............................................  $200,000
Printing and Engraving Costs..........................................  $475,000
Accounting Fees and Expenses..........................................  $100,000
Blue Sky Fees and Expenses............................................  $  3,000
New York Stock Exchange Listing Fee...................................  $ 34,800
Pacific Exchange Listing Fee..........................................  $  7,500
Miscellaneous.........................................................  $  6,239
                                                                        --------
    Total.............................................................  $975,000
                                                                        --------
                                                                        --------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper personal benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Charter of the Registrant contains such a provision which eliminates such liability to the maximum extent permitted by the MGCL.

    The Charter of the Registrant authorizes it, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer or (b) any individual who, while the director of the Registrant and at the request of the Registrant, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The Bylaws of the Registrant obligate it, to the maximum extent permitted by Maryland law, without requiring a preliminary determination of the ultimate entitlement to indemnification, to indemnify and to pay or reimburse reasonable expense in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Registrant and who is made a party to the proceeding by reason of his service in that capacity or (b) any individual who, while a director of the Registrant and at the request of the Registrant, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise and who is made a party to the proceeding by reason of his service in that capacity. The Registrant's Charter and Bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and to any employee or agent of the Registrant or a predecessor of the Registrant.

    The MGCL requires a corporation (unless its charter provides otherwise, which the Registrant's Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, and certain other parties, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or business of the indemnified party was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the indemnified party actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written statement by or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

    Peter B. Bedford's employment agreement provides that the Registrant shall indemnify Mr. Bedford to the fullest extent permitted by law, provided that the indemnification applies to Mr. Bedford only so long as he acts in good faith and is not found to be guilty of recklessness or willful or wanton misconduct.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16.  EXHIBITS.

    (a) Exhibits

    The following exhibits are filed herewith or incorporated herein by reference.


EXHIBIT
 NUMBER                                   DESCRIPTION
--------          ------------------------------------------------------------
  1.1*      --    Form of Underwriting Agreement.
  4.1       --    Specimen Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement on
                  Form S-2, Commission File No. 333-921).
  4.2       --    Charter of the Registrant, as amended (incorporated herein by reference to Exhibit 3.1 to the Registrant's Quarterly
                  Report on Form 10-Q for the quarter ended June 30, 1997).
  4.3       --    Amended and Restated Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registrant's
                  Quarterly Report on Form 10-Q for the quarter ended
                  September 30, 1995).
  5.1*      --    Opinion of Ballard Spahr Andrews & Ingersoll as to the
                  legality of the Registrant's Common Stock.
  8.1*      --    Opinion of Shearman & Sterling as to certain tax matters.
 23.1       --    Consent of KPMG Peat Marwick LLP, independent certified
                  public accountants.
 23.2*      --    Consent of Ballard Spahr Andrews & Ingersoll (included in
                  the opinion filed as Exhibit 5.1).
 23.3*      --    Consent of Shearman & Sterling (included in the opinion
                  filed as Exhibit 8.1).
 24.1*      --    Powers of Attorney.


------------------------


*   Previously filed.

ITEM 17.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes as follows:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

        (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the change in volume represents no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in this Registration Statement;


provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this Registration Statement.


    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (5) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (6) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 or otherwise the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lafayette, State of California, on the 29th day of October, 1997.



                                BEDFORD PROPERTY INVESTORS, INC.

                                By:               /S/ HANH KIHARA
                                     -----------------------------------------
                                                    Hanh Kihara
                                     CONTROLLER (PRINCIPAL ACCOUNTING OFFICER)




    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed below by the following person in the capacities and on the dates indicated.



                   SIGNATURE                                        TITLE                            DATE
------------------------------------------------  ------------------------------------------  -------------------

                       *
     --------------------------------------       Chairman of the Board and Chief Executive    October 29, 1997
                Peter B. Bedford                    Officer (Principal Executive Officer)

              /s/ SCOTT R. WHITNEY
     --------------------------------------       Senior Vice President and Chief Financial    October 29, 1997
                Scott R. Whitney                    Officer (Principal Financial Officer)

                /S/ HANH KIHARA
     --------------------------------------       Controller (Principal Accounting Officer)    October 29, 1997
                  Hanh Kihara

                       *
     --------------------------------------       Director                                     October 29, 1997
               Claude M. Ballard

                       *
     --------------------------------------       Director                                     October 29, 1997
                 Anthony Downs

                       *
     --------------------------------------       Director                                     October 29, 1997
               Thomas G. Eastman

                       *
     --------------------------------------       Director                                     October 29, 1997
                Anthony M. Frank

                   SIGNATURE                                        TITLE                            DATE
------------------------------------------------  ------------------------------------------  -------------------

                       *
     --------------------------------------       Director                                     October 29, 1997
              Thomas H. Nolan, Jr.

                       *
     --------------------------------------       Director                                     October 29, 1997
                Martin M. Zankel

           *By        /s/ HANH KIHARA
       ----------------------------------
                  Hanh Kihara

                                 EXHIBIT INDEX


  EXHIBIT
  NUMBER                                                            DESCRIPTION
-----------             ---------------------------------------------------------------------------------------------------
      1.1*          --  Form of Underwriting Agreement.
       4.1          --  Specimen Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Registrant's
                        Registration Statement on Form S-2, Commission File No. 333-921).
       4.2          --  Charter of the Registrant, as amended (incorporated herein by reference to Exhibit 3.1 to the
                        Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997).
       4.3          --  Amended and Restated Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995).
      5.1*          --  Opinion of Ballard Spahr Andrews & Ingersoll as to the legality of the Registrant's Common Stock.
      8.1*          --  Opinion of Shearman & Sterling as to certain tax matters.
      23.1          --  Consent of KPMG Peat Marwick LLP, independent certified public accountants.
     23.2*          --  Consent of Ballard Spahr Andrews & Ingersoll (included in the opinion filed as Exhibit 5.1).
     23.3*          --  Consent of Shearman & Sterling (included in the opinion filed as Exhibit 8.1).
     24.1*          --  Powers of Attorney.



*   Previously filed.